Exhibit 99.1

Emera Incorporated

Annual Information Form

For the year ended December 31, 2025

February 23, 2026

ANNUAL INFORMATION FORM

For the year ended December 31, 2025

Dated: February 23, 2026

TABLE OF CONTENTS

PRESENTATION OF INFORMATION	4

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION	4

CORPORATE STRUCTURE	6
Name and Incorporation	6
Intercorporate Relationships	6

INTRODUCTION	6

DESCRIPTION OF THE BUSINESS	7
Business Segments	7
Florida Electric Utility	7
Canadian Electric Utilities	11
Gas Utilities and Infrastructure	13
Other Electric Utilities	16
Other	18

GENERAL DEVELOPMENT OF THE BUSINESS	19
Florida Electric Utility	19
Canadian Electric Utilities	20
Gas Utilities and Infrastructure	24
Other Electric Utilities	25
Other	26
Financing Activity	27

RISK FACTORS	30

CAPITAL STRUCTURE	30
Common Shares	30
Emera First Preferred Shares	30
Emera Second Preferred Shares	31
Share Ownership Restrictions	31

CREDIT RATINGS	32

DIVIDENDS	33

MARKET FOR SECURITIES	34
Trading Price and Volume	34
ATM Program	34

DIRECTORS AND OFFICERS	35
Directors	35
Officers	37

AUDIT COMMITTEE	38
Audit and Non-Audit Services Pre-Approval Process	40
Auditors’ Fees	41

Emera Incorporated – 2025 Annual Information Form	2

CERTAIN PROCEEDINGS	41

CONFLICTS OF INTEREST	42

LEGAL PROCEEDINGS AND REGULATORY ACTIONS	42

NO INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	42

MATERIAL CONTRACTS	42

TRANSFER AGENT AND REGISTRAR	42

EXPERTS	42

ADDITIONAL INFORMATION	43

APPENDIX “A” - DEFINITIONS OF CERTAIN TERMS	44

APPENDIX “B” – SUMMARY OF TERMS AND CONDITIONS OF AUTHORIZED SERIES OF FIRST PREFERRED SHARES	49

APPENDIX “C” - MONTHLY TRADING VOLUME AND HIGH AND LOW PRICE FOR EMERA’S COMMON AND PREFFERED SHARES IN 2025	52

APPENDIX “D” - EMERA INCORPORATED AUDIT COMMITTEE CHARTER	54

Emera Incorporated – 2025 Annual Information Form	3

PRESENTATION OF INFORMATION

Unless otherwise noted, the information contained in this AIF is given at or for the year ended December 31, 2025. All financial information is expressed CAD, rounded to the nearest million, and is presented in accordance with USGAAP, unless otherwise stated. Emera uses adjusted net income as a financial performance measure, which is not a defined financial measure under USGAAP and does not have standardized meanings prescribed by USGAAP. For further information on the non-GAAP financial measure, adjusted net income, including a full description of the measure and a reconciliation to the nearest USGAAP measure, please refer to the Company’s MD&A section entitled “Non-GAAP Financial Measures and Ratios”, which is incorporated herein by reference, a copy of which is available electronically under Emera’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

Certain capitalized terms used herein, and not otherwise defined herein, are defined under “Definitions of Certain Terms”, attached to this AIF as Appendix “A”. References to “including”, “include”, or “includes” means “including (or includes) but is not limited to” and shall not be construed to limit any general statement preceding it to the specific or similar items or matters immediately following it.

This AIF provides material information about the business and operations of Emera. The “Enterprise Risk and Risk Management” section of the Company’s MD&A is incorporated herein by reference and can be found under Emera’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This AIF, including the documents incorporated herein by reference, contains “forward-looking information” and “forward-looking statements” within the meaning of applicable securities laws (collectively, “forward-looking information”), including the United States Private Securities Litigation Reform Act of 1995. The words “anticipates”, “believes”, “budget”, “could”, “estimates”, “expects”, “forecast”, “intends”, “may”, “might”, “plans”, “projects”, “schedule”, “should”, “targets”, “will”, “would” and similar expressions are often intended to identify forward-looking information, although not all forward-looking information contains these identifying words. References to “Emera” in this section include references to the subsidiaries of Emera.

The forward-looking information in this AIF, including the documents incorporated herein by reference, includes statements which reflect the current view with respect to the Company’s expectations regarding future growth, results of operations, performance, earnings, capital investment, sales volumes, recovery of costs, timing of regulatory decisions,, the expected timing and outcome of the pending sale of NMGC, the expected impact of the Cybersecurity Incident (as defined herein) on the Company’s financial position and results of operations, information technology (“IT”) systems restoration, insurance recoveries, and business continuity processes as well as other matters relating to a cybersecurity incident, including business prospects and opportunities. The forward-looking information reflects management’s current beliefs and is based on information currently available to Emera’s management and should not be read as guarantees of future events, performance or results, and will not necessarily be accurate indications of whether, or the time(s) at which, such events, performance or results will be achieved. All such forward-looking information in this AIF is provided pursuant to safe harbour provisions contained in applicable securities laws.

The forward-looking information in this AIF, including the documents incorporated herein by reference, includes, but is not limited to, statements regarding: Emera’s revenue, earnings and cash flow; the growth and diversification of Emera’s business and earnings base; future annual net income and dividend growth; expansion of Emera’s business; the expected compliance by Emera with the regulation of its operations; the expected timing of regulatory decisions; forecasted capital investments; the nature, timing and costs associated with certain capital projects; the expected impact on Emera of challenges in the global economy; estimated energy consumption rates; expectations related to annual operating cash flows; the expectation that Emera will continue to have reasonable access to capital in the near to medium term; expected debt maturities, repayments and renewals; expectations about increases in interest expense and/or fees associated with debt securities and credit facilities; no material adverse credit rating actions expected in the near term; the successful development of relationships with various stakeholders, the impact of currency

Emera Incorporated – 2025 Annual Information Form	4

fluctuations; expected changes in electricity rates; and the impacts of planned investment by the industry of gas transportation infrastructure within the United States.

The forecasts and projections that make up the forward-looking information are based on reasonable assumptions which include, but are not limited to: the receipt of applicable regulatory approvals and requested rate decisions; no significant operational disruptions or environmental liability due to a catastrophic event or environmental upset caused by severe weather or global climate change, other acts of nature or other major events; seasonal weather patterns remaining stable; no significant cyber or physical attacks or disruptions to Emera’s systems; the continued ability to maintain transmission and distribution systems to ensure their continued performance; continued investment in solar, wind and hydro generation; continued natural gas activity; no severe and/or prolonged downturn in economic conditions; sufficient liquidity and capital resources; the continued ability to hedge exposures to fluctuations in interest rates, foreign exchange rates and commodity prices; no significant variability in interest rates; expectations regarding the nature, timing and costs of capital investments of Emera and its subsidiaries; expectations regarding rate base growth; the continued competitiveness of electricity pricing when compared with other alternative sources of energy; the continued availability of commodity supply; the absence of significant changes in government energy plans and environmental laws and regulations that may materially affect Emera’s operations and cash flows; maintenance of adequate insurance coverage; the ability to obtain and maintain licenses and permits; no material decrease in market energy sales prices; favourable labour relations; and sufficient human resources to deliver service and execute Emera’s capital investment plan.

Forward-looking information is subject to risks, uncertainties and other factors that could cause actual results to differ materially from historical results or results anticipated by the forward-looking information. Factors that could cause results or events to differ from current expectations include, but are not limited to: regulatory and political risk; change in law risk; system operating and maintenance risks; changes in economic conditions; commodity price and availability risk; liquidity and capital markets risk; changes in credit ratings; future dividend growth, rate base growth, and adjusted earnings per common share (“EPS”) growth; timing and costs associated with certain capital investments; expected impacts on Emera of challenges in the global economy; potential impacts of trade disputes and tariffs; estimated energy consumption rates; maintenance of adequate insurance coverage and receipt of proceeds; changes in customer energy usage patterns; developments in technology that could impact demand for electricity; climate risk; weather risk, including higher frequency and severity of weather events; risk of wildfires; unanticipated maintenance and other expenditures; derivative financial instruments and hedging; interest rate risk; inflation risk; counterparty risk; disruption of fuel supply; country risks; supply chain risk; environmental risks; foreign exchange (“FX”); regulatory and government decisions, including changes to environmental legislation, financial reporting and tax legislation; risks associated with pension plan performance and funding requirements; loss of service area; risks and costs associated with the failure of IT infrastructure and cybersecurity incidents, including IT systems restoration and business continuity processes; uncertainties associated with infectious diseases, pandemics and similar public health threats; risks associated with health and safety; market energy sales prices; labour relations; and availability of labour and management resources.

Readers are cautioned not to place undue reliance on forward-looking information as actual results could differ materially from the plans, expectations, estimates or intentions and statements expressed in the forward-looking information. All forward-looking information in this AIF and in the documents incorporated herein by reference is qualified in its entirety by the above cautionary statements and, except as required by law, Emera undertakes no obligation to revise or update any forward-looking information as a result of new information, future events or otherwise.

Emera Incorporated – 2025 Annual Information Form	5

CORPORATE STRUCTURE

Name and Incorporation

Emera was incorporated on July 23, 1998 pursuant to the Companies Act (Nova Scotia). The Reorganization Act and the Privatization Act require the Company’s Articles of Association (the “Articles”) to contain provisions specifying that the head office and the principal executive offices of the Company are to be situated in the Province of Nova Scotia. The current address of the Company’s registered office, head office and principal executive offices is Emera Place, 5151 Terminal Road, Halifax, Nova Scotia, Canada, B3J 1A1.

Intercorporate Relationships

The following table sets forth the relationships among the Company and its principal subsidiaries, the percentage of votes attaching to all voting securities of its respective subsidiaries beneficially owned, or controlled or directed, directly or indirectly, by the Company, as well as their respective jurisdictions of incorporation, continuance, formation or organization. This table excludes certain subsidiaries, the assets and revenues of which did not individually exceed 10 per cent, or in the aggregate exceed 20 per cent, of the total consolidated assets or total consolidated revenues of the Company as at December 31, 2025.

Subsidiaries	Percentage Ownership (%)	Jurisdiction
Tampa Electric Company	100	Florida
Nova Scotia Power	100	Nova Scotia
Peoples Gas System	100	Florida

INTRODUCTION

Emera (TSX/NYSE: EMA) is a North American provider of energy services owning and operating a portfolio of cost-of-service, rate-regulated electric and gas utilities. Its largest operations are in Florida, with additional operations in Atlantic Canada, New Mexico and the Caribbean. Emera is headquartered in Halifax, Nova Scotia, Canada.

Emera’s business strategy is centred on continued investment in its regulated utilities, combined with a focus on operational excellence and efficiency, to safely and reliably deliver energy to its 2.7 million customers. Effective execution of these priorities supports predictable and growing earnings, cash flow and dividends for shareholders.

Earnings opportunities in regulated utilities are a function of the magnitude of net investment in the utility (known as “rate base”), the amount of equity in the capital structure and the targeted ROE, all as established and approved through regulation. Earnings are also affected by sales volumes and operating expenses. In 2025, Emera’s regulated cost-of-service utilities in Florida accounted for 67 per cent of average consolidated rate base, with Atlantic Canada comprising 25 per cent, the Caribbean and New Mexico at 4 per cent each.

Emera’s capital investment plan is forecasted to be approximately $20 billion from 2026 through 2030 and is focused on delivering value for customers through prudent investments in reliability and system resiliency, infrastructure modernization, expansion to address customer growth, integration of renewables, and technological innovations to deliver better customer experiences. It is anticipated that approximately 80 per cent of this capital investment plan will be made in Emera’s Florida utilities, necessitated by customer growth and system requirements at both TEC and PGS.

Emera’s capital investment plan will be funded primarily through internally generated cash flows, debt raised at the operating company level consistent with regulated capital structures, equity issuances, and proceeds from the anticipated close of the NMGC transaction. Generally, Emera’s equity requirements are expected

Emera Incorporated – 2025 Annual Information Form	6

to be funded through the issuance of hybrid securities, and the issuance of common equity through Emera’s DRIP and its ATM Program. Maintaining investment-grade credit ratings is a core strategic priority of the Company.

Emera has increased dividends per common share paid for 19 consecutive years and has provided annual dividend growth guidance of one to two per cent. Emera anticipates adjusted EPS growth of five to seven per cent through 2030, using 2024 as the base year, which will support continued reduction in the ratio of dividend payout to adjusted net income over time. For further information on the non-GAAP ratios “Adjusted EPS” and “Dividend Payout Ratio of Adjusted Net Income”, refer to the “Non-GAAP Financial Measures and Ratios” section of the MD&A, which is hereby incorporated by reference, a copy of which is available electronically under Emera’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

DESCRIPTION OF THE BUSINESS

Business Segments

Emera’s reportable segments are:

•	Florida Electric Utility, which consists of TEC;
•	Canadian Electric Utilities, which includes NSPI, an equity interest in NSPML (100 per cent) and an indirect voting equity interest in Wasoqonatl Transmission Incorporated (50 per cent);
•	Gas Utilities and Infrastructure, which includes PGS, NMGC, Emera Brunswick Pipeline Company, SeaCoast and an equity interest in M&NP (12.9 per cent);
•	Other Electric Utilities, which includes ECI, a holding company with regulated electric utilities which include BLPC, GBPC and an equity interest in Lucelec (19.5 per cent); and
•	Other, which includes Emera Energy, corporate holding, financing companies and certain other investments.

Emera and its subsidiaries had 7,812 employees as at December 31, 2025, approximately 30 per cent of whom are unionized.

Operations by Segment

Florida Electric Utility

The Florida Electric Utility segment consists of TEC, a vertically integrated regulated electric utility engaged in the generation, transmission and distribution of electricity, serving customers in West Central Florida. TEC has $14.5 billion USD of assets, approximately 866,000 customers and 2,601 employees as at December 31, 2025.

TEC is regulated by the FPSC and is also subject to regulation by the FERC. The FPSC sets rates at a level that allows utilities such as TEC to collect total revenues or revenue requirements equal to their cost of providing service, plus an appropriate return on invested capital. Base rates are determined in FPSC rate setting hearings which occur at the initiative of TEC, the FPSC or other interested parties.

TEC’s approved regulated ROE range is 9.50 per cent to 11.50 per cent, based on an allowed equity capital structure of 54 per cent. An ROE of 10.50 per cent is used for the calculation of the return on investments for clauses.

For further details on TEC’s regulatory environment, base rates and recovery mechanisms, refer to Note 7, Regulatory Assets and Liabilities, in the Audited Financial Statements, which are hereby incorporated by reference, a copy of which is available electronically under Emera’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

Emera Incorporated – 2025 Annual Information Form	7

Market and Sales

TEC Revenue and Sales Volumes by Customer Class
	Electric Revenues (%)		GWh Electric Sales Volumes (%)
For the year ended December 31	2025	2024	2025	2024
Residential	57.3	59.7	48.3	48.8
Commercial	26.4	27.1	30.7	30.8
Industrial	6.3	6.4	9.9	9.6
Other (1)	10.0	6.8	11.1	10.8
Total	100.0	100.0	100.0	100.0
(1)	Other includes regulatory deferrals related to clauses, sales to public authorities, and off-system sales to other utilities.

Energy Sources and Generation

As at December 31, 2025, TEC owns 6,771 MW of generating capacity, of which 78 per cent is natural gas fired, 21 per cent is solar and 1 per cent is energy storage. TEC also owns approximately 2,200 kilometres of transmission facilities and 21,100 kilometres of distribution facilities. TEC meets the planning criteria for reserve capacity established by the FPSC, which is a 20 per cent reserve margin over firm peak demand.

System Operations

TEC’s Energy Control Center co-ordinates and controls the electric generation, transmission and distribution facilities. The Energy Control Center is linked to the generating stations and other key facilities through the Supervisory Control and Data Acquisition system, a communication network used by system operators for remote monitoring and control of the power system assets.

Through interconnection agreements with neighboring electric utilities within the Florida Region, TEC’s system has access to other regional power systems and the rest of the interconnected North American electric bulk power system. The interconnection of power systems enhances the cost effectiveness, reserve capacity and reliability of participating power systems. As a member of the Florida Reserve Sharing Group, TEC has immediate access to reserve generating capacity from all other group members.

Contribution to Consolidated Net Income and Consolidated Adjusted Net Income

Florida Electric Utility’s contribution to consolidated net income was $607 million USD in 2025 (2024 – $468 million USD). Florida Electric Utility’s contribution to consolidated adjusted net income was $607 million in 2025 (2024 – $470 million). For a reconciliation of Florida Electric Utility’s adjusted net income to consolidated net income, refer to the “Non-GAAP Financial Measures and Ratios” and “Financial Highlights – Florida Electric Utility” sections of Emera’s MD&A, which is incorporated herein by reference, a copy of which is available electronically under Emera’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

Seasonal Nature

Electric sales volumes are primarily driven by general economic conditions, population and weather. Residential and commercial electricity sales are seasonal. In Florida, Q3 is the strongest period for electricity sales, reflecting warmer weather and cooling demand.

Capital Investments

In 2025, capital investments, including AFUDC, in the Florida Electric Utility segment were $1.6 billion USD (2024 – $1.4 billion USD). In 2026, capital investment is expected to be approximately $1.8 billion USD, including AFUDC. Capital projects include investment in generation reliability projects and storm hardening, grid modernization, and transmission expansion.

Emera Incorporated – 2025 Annual Information Form	8

Environmental Considerations

TEC has significant environmental considerations. TEC operates stationary sources with air emissions regulated by the Clean Air Act. Its operations are also impacted by provisions in the Clean Water Act and federal and state legislative initiatives on environmental matters.

Carbon Reductions and GHG

TEC has historically supported voluntary efforts to reduce carbon emissions and has taken significant steps to reduce overall emissions at TEC’s facilities. Since 2000, TEC has reduced its system-wide emissions of CO2 by more than 50 per cent, bringing emissions to below 1990 levels, where they continue to remain. TEC has substantially reduced CO2 emissions by significantly expanding the use of solar power, repowering Big Bend Unit 1 steam turbine, and retiring Big Bend Unit 2 and Unit 3. The Big Bend Unit 1 modernization project is capable of producing 1,090 megawatts of power and will continue to lead to lower system-wide emissions.

On April 24, 2024, the EPA issued its final power plant rules for electric generating units, including (i) new GHG standards; and (ii) Mercury and Air Toxics Standards (“MATS”). The new MATS will not have a material impact on TEC. The new GHG standard applies only to existing coal-fired and new natural gas electric generating units and will therefore have limited impact on TEC generating units. Big Bend Unit 4 is the only unit affected. As written, the rule would require Big Bend Unit 4 to retire in 2039 without major enhancements to the unit, instead of the current planned retirement date of 2040. On March 12, 2025, the EPA announced that this rule was under reconsideration. On June 11, 2025, the EPA announced a proposal to repeal all “greenhouse gas” emissions standards for the power sector under Section 111 of the Clean Air Act (CAA) and to repeal amendments to the 2024 MATS that directly result in coal-fired power plants having to shut down.

On August 1, 2025, the EPA released a proposal for the Reconsideration of 2009 Endangerment Finding and Greenhouse Gas Vehicle Standards. This finding has been the basis for the regulation of greenhouse gas emissions from motor vehicles and has been a critical component of the US federal government’s climate regulation efforts. If the Endangerment Finding is repealed, it could have significant implications for the power industry, as it would remove the legal authority for the EPA to regulate greenhouse gas emissions from power plants and other sources.

CCR Recycling and Regulation

TEC produces ash and other by-products, collectively known as coal combustion residuals (“CCRs”) at Big Bend Power Station. Greater than 90 per cent of all CCRs produced at this facility are marketed to customers for beneficial use in commercial and industrial products. The EPA’s final CCR rule became effective on October 19, 2015 and regulates CCRs as non-hazardous solid waste. In 2016 and 2017, the FPSC approved Environmental Cost Recovery for capital and O&M expenses associated with various projects proposed as part of TEC’s CCR compliance program. The final project required for compliance with the CCR Rule at Big Bend is the North Gypsum Stackout Area Drainage Improvements Project, which was completed in 2025. FDEP has revised the existing state solid waste regulation to incorporate Florida CCR permit requirements for regulated units and these new requirements will operate in lieu of the Federal permitting program. However, TEC is largely exempt from the state permitting requirements because it completed its mandatory closure projects prior to the state rule’s passage.

The legacy rule finalized in May 2024 covers any landfill or impoundment in existence at an inactive power facility but not receiving CCRs as of 2015 (not applicable to Big Bend), or any CCR placed into the environment for beneficial use. TEC is currently evaluating the impact of the rule at the Big Bend Power Station and will be required to perform site evaluations in 2026 to determine the presence of any regulated CCR management units. The report for this first phase of the evaluations will be submitted by February 9, 2027. If determined to be present, additional groundwater monitoring for these units would begin to determine the need for additional corrective actions, possibly including CCR management unit remediation and closure. It is possible that the new EPA Administration may make revisions to the CCR Rules in general

Emera Incorporated – 2025 Annual Information Form	9

and the above rule deadlines. However, it is prudent for TEC to proceed with required compliance activities until such revisions occur.

TEC expects that the costs to comply with the new environmental regulations would be eligible for recovery. If approved as prudent, the costs would be reflected in customers’ bills, recovered through either the environmental cost recovery clause or base rates.

Water Supply and Quality

The EPA’s final rule under 316(b) of the Clean Water Act (effective October 2014) addresses perceived impacts to aquatic life by cooling water intakes and is applicable to TEC’s Bayside and Big Bend Power Stations. Polk Power Station is not covered by this rule since it does not operate an intake on “waters of the United States”. TEC has two ongoing projects (one for Bayside and one for Big Bend) that require compliance with the rule. Compliance includes the completion of the biological, technical, and financial study elements required by the rule. These study elements have been completed and submitted for Bayside and were used by the Florida Department of Environmental Protection (“FDEP”) to determine the necessity of cooling water system retrofits. FDEP agreed with TEC’s proposed plan for Bayside and TEC completed a multi-year construction project to install new fish-friendly modified traveling screens and a fish return. TEC is negotiating an alternative schedule for Big Bend (as allowed by the rule) but completed a portion of the compliance requirements with the Big Bend modernization project with the installation of fish-friendly modified traveling screens and a fish return on modernized Unit 1. The remainder of the compliance requirements are to be determined and completed at a later date. The full impact of the new regulations on TEC will depend on the study elements performed as part of the rules’ implementation, and the actual requirements established by FDEP.

The final EPA rule for existing steam electric effluent limit guidelines (“ELGs”) became effective January 4, 2016 and establishes limits for certain wastewater discharges. The new ELGs will not have a material impact on TEC. Big Bend completed construction of a deep injection well system in December 2023 for disposal of various types of wastewater. Since Polk Power Station also uses a deep injection well rather than discharging it to surface water, the effluent limitations will no longer apply to either power station. The referenced wastewaters at each power station will be regulated under the Underground Injection Control program rather than the NPDES program. On March 12, 2025, the EPA announced that this rule was under reconsideration but this is not anticipated to have a material impact on TEC operations.

EPA Waters of the US

In 2023, the EPA and Department of the Army issued a final rule amending the definition of “waters of the United States”. On November 20, 2025, the EPA and the U.S. Army Corps of Engineers released a proposed rule revising the definition of “waters of the United States” applicable to all Clean Water Act programs. The final rule is expected to have environmental permitting implications for new TEC solar sites, transmission and distribution infrastructure, and permitting renewals for existing facilities requiring approved jurisdictional determinations.

Ozone

On December 31, 2020, the EPA published a final rule to retain the national ambient air quality standards (NAAQS) for photochemical oxidants including ozone, originally adopted in 2012. Under the Clean Air Act, the EPA is required to review the NAAQS every five years and, if appropriate, revise it. The EPA has announced that the NAAQS is currently under review, which could result in revisions to the standard affecting compliance in TEC’s service territory. The impact of this potential new standard on the operations of TEC will depend on the standard that is ultimately adopted and on the outcome of any related litigation or other developments.

TEC expects that the costs to comply with the new environmental regulations would be eligible for recovery. If approved as prudent, the costs would be reflected in customers’ bills, recovered through either the environmental cost recovery clause or base rates.

Emera Incorporated – 2025 Annual Information Form	10

Superfund and Former Manufactured Gas Plant Sites

Previously, TEC had been a potentially responsible party (“PRP”) for certain superfund sites through its Tampa Electric and former PGS divisions, as well as for certain former manufactured gas plant sites through its PGS division. As a result of the separation of the PGS division into a separate legal entity, PGS is also now a PRP for those sites (in addition to third party PRPs for certain sites). For further details, refer to Note 28, Commitments and Contingencies – Legal Proceedings – Superfund and Former Manufactured Gas Plant Sites, in the Audited Financial Statements, which are hereby incorporated by reference, a copy of which is available electronically under Emera’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

Canadian Electric Utilities

The Canadian Electric Utilities segment includes NSPI and NSPML. NSPI is a vertically integrated regulated electric utility engaged in the generation, transmission and distribution of electricity and the primary electricity supplier to customers in Nova Scotia. NSPML is a 100 per cent equity interest in the Maritime Link Project (“Maritime Link”), a transmission project between the island of Newfoundland and Nova Scotia.

NSPI

NSPI is the primary electricity supplier in Nova Scotia, providing electricity generation, transmission and distribution services to approximately 565,000 customers with $8.1 billion in assets and 2,486 employees, as at December 31, 2025.

NSPI is a public utility as defined in the Public Utilities Act and is subject to regulation under the Public Utilities Act by the NSEB. The Public Utilities Act gives the NSEB supervisory powers over NSPI’s operations and expenditures. Electricity rates for NSPI’s customers are subject to NSEB approval. NSPI is not subject to a general annual rate review process, but rather participates in hearings held from time to time at NSPI’s or the NSEB’s request.

NSPI has a FAM, approved by the NSEB, allowing NSPI to recover fluctuating fuel and certain fuel-related costs from customers through regularly scheduled fuel rate adjustments. Differences between prudently incurred fuel costs and amounts recovered from customers through electricity rates in a year are deferred to a FAM regulatory asset or liability and recovered from or returned to customers in subsequent periods.

NSPI’s approved regulated ROE range is 8.75 per cent to 9.25 per cent, based on an actual five-quarter average regulated common equity component of up to 40 per cent of approved rate base.

For further details on NSPI’s regulatory environment and recovery mechanisms, refer to Note 7, Regulatory Assets and Liabilities, in the Audited Financial Statements, which are hereby incorporated by reference, a copy of which is available electronically under Emera’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

Market and Sales

NSPI Revenue and Electricity Sales Volumes by Customer Class
	Electric Revenues (%)		GWh Electric Sales Volumes (%)
For the year ended December 31	2025	2024	2025	2024
Residential	56.2	55.0	49.4	48.2
Commercial	27.4	27.5	28.8	28.8
Industrial	14.2	15.2	19.6	21.0
Other	2.2	2.3	2.2	2.0
Total	100.0	100.0	100.0	100.0

Emera Incorporated – 2025 Annual Information Form	11

Energy Sources and Generation

NSPI owns 2,422 MW of generating capacity, of which 44 per cent is coal and/or oil-fired, 28 per cent is natural gas and/or oil, 19 per cent is hydro, wind, or solar, 7 per cent is petroleum coke (“petcoke”) and 2 per cent is biomass-fueled generation. In 2025, NSPI began operations of two 50 MW grid-scale battery facilities to enhance reliability. In addition, NSPI has contracts to purchase renewable energy from IPPs, and COMFIT participants, which own 573 MW of capacity. NSPI also has rights to 153 MW of Maritime Link capacity, representing NLH’s NS Block delivery obligations, as discussed below.

NLH is obligated to provide NSPI with approximately 900 GWh of energy annually over 35 years. In addition, until March 31, 2026, NLH is obligated to provide approximately 240 GWh of additional energy from the Supplemental Energy Block transmitted through the Maritime Link. NSPI has the option of purchasing additional market-priced energy from NLH through the Energy Access Agreement. The Energy Access Agreement enables NSPI to access a market-priced bid from NLH for up to 1.8 Terawatt hours (“TWh”) of energy in any given year and, on average, 1.2 TWh of energy per year through August 31, 2041.

System Operations

NSPI’s Control Center Operations co-ordinates and controls the electric generation, transmission and distribution facilities with the goal of providing safe, reliable and efficient electricity supply while adhering to applicable environmental requirements and regulations. The Control Center is linked to the generating stations and other key facilities through the Supervisory Control and Data Acquisition system, a software application used by system operators for remote monitoring and control of the power system assets via the company’s telecommunication network.

Through interconnection agreements with NB Power and with NLH, NSPI’s system has access to other regional power systems and the interconnected North American bulk electric system. The interconnection of power systems enhances the cost effectiveness, reserve capacity and reliability of participating power systems. The interconnection agreements also provide participating utilities with a source of reserve power, subject to availability, transmission line capacity and the requirements of the supplier.

NSPI is a member of the NPCC, a body whose primary role is promoting the reliability of the interconnected power systems throughout the Northeastern United States and Eastern Canada (Nova Scotia, New Brunswick, Quebec, Ontario) under the regulatory authority of NERC. NERC and NPCC reliability standards and criteria are approved for enforcement in Nova Scotia by the NSEB. NSPI complies with NPCC criteria and NERC standards for the design, planning and operation of NSPI’s portion of the interconnected bulk electric system.

For details on the IESO Nova Scotia and Nova Scotia Energy Reform Act, refer to the “General Development of the Business – Canadian Electric Utilities - NSPI” section below.

Transmission and Distribution

NSPI transmits and distributes electricity from its generating stations to its customers. NSPI’s transmission system consists of approximately 5,400 km of transmission facilities. The distribution system consists of approximately 28,700 km of distribution facilities, which includes distribution supply substations.

NSPML

Equity earnings from the Maritime Link are dependent on the approved ROE and operational performance of NSPML. NSPML’s approved regulated ROE range is 8.75 per cent to 9.25 per cent, based on an actual five-quarter average regulated common equity component of up to 30 per cent.

The Maritime Link assets entered service on January 15, 2018, enabling the transmission of energy between Newfoundland and Nova Scotia, improved reliability and ancillary benefits, supporting the

Emera Incorporated – 2025 Annual Information Form	12

efficiency and reliability of energy in both provinces. NLH’s NS Block delivery obligations commenced on August 15, 2021, and will be delivered over the next 35 years pursuant to the project agreements.

Contribution to Consolidated Net Income

Canadian Electric Utilities’ contribution to consolidated net income was $182 million in 2025 (2024 – $232 million).

Seasonal Nature

Electric sales volumes are primarily driven by weather, number of customers, general economic conditions, and demand side management activities. Residential and commercial electricity sales are seasonal in Nova Scotia, with Q1 historically generating the highest sales, reflecting colder weather and fewer daylight hours in the winter season.

Capital Investment

NSPI

NSPI’s capital investments in 2025 were $712 million (2024 – $487 million), including AFUDC. In 2026, NSPI expects to invest $720 million, including AFUDC, NSPI is primarily investing in capital projects to support power system reliability and reliable service for customers.

NSPML

In 2026, the capital investment at NSPML is expected to be approximately $40 million (2025 – $7 million).

Environmental Considerations

NSPI is subject to environmental laws and regulations set by both the Government of Canada and the Province of Nova Scotia (the “Province”). NSPI continues to work with both levels of government to comply with these laws and regulations, to maximize efficiency of emission control measures and minimize customer cost. NSPI anticipates that costs prudently incurred to achieve legislated reductions will be recoverable under NSPI’s regulatory framework.

Other Environmental Legislation and Regulations

There have been several recent environmental developments at both the federal and provincial levels, as described below in the “General Development of the Business – Canadian Electric Utilities – NSPI” section. For additional information on environmental regulations affecting NSPI, see also NSPI’s 2025 Annual Information Form, a copy of which is available electronically under NSPI’s profile on SEDAR+ at www.sedarplus.ca.

Gas Utilities and Infrastructure

The Gas Utilities and Infrastructure segment includes PGS, NMGC, SeaCoast, Brunswick Pipeline and Emera’s equity investment in M&NP. PGS is a regulated gas distribution utility engaged in the purchase, distribution and sale of natural gas serving customers in Florida. NMGC is an intrastate regulated gas distribution utility engaged in the purchase, transmission, distribution and sale of natural gas serving customers in New Mexico. SeaCoast is a regulated intrastate natural gas transmission company offering services in Florida. Brunswick Pipeline is a regulated 145-kilometre pipeline delivering re-gasified liquefied natural gas from Saint John, New Brunswick, to markets in the northeastern United States.

Emera Incorporated – 2025 Annual Information Form	13

PGS and NMGC purchase gas from various suppliers depending on the needs of their customers. In Florida, gas is delivered to the PGS distribution system through interstate pipelines on which PGS has firm transportation capacity for delivery by PGS to its customers. NMGC’s natural gas is transported on major interstate pipelines and NMGC’s intrastate transmission and distribution system for delivery to customers.

Market and sales

PGS, NMGC and SeaCoast Revenue and Sales Volumes by Customer Class
	Gas Revenues (%)		Therms Gas Sales Volumes (%)
For the year ended December 31	2025	2024	2025	2024
Residential	46.1	46.7	12.5	13.1
Commercial	31.7	32.5	27.8	26.3
Industrial	6.1	6.2	49.8	51.7
Other	16.1	14.6	9.9	8.9
Total	100.0	100.0	100.0	100.0

PGS

As at December 31, 2025, PGS serves approximately 523,000 customers with $3.3 billion USD in assets and 840 employees. The PGS system includes approximately 25,600 kilometres of natural gas mains and 14,800 kilometres of service lines. Natural gas throughput (the amount of gas delivered to its customers, including transportation-only service) was 2 billion therms in 2025.

PGS is regulated by the FPSC. Rates are set at a level that allows the utilities to collect total revenues or revenue requirements equal to their cost to provide service, plus an appropriate return on invested capital. Base rates are determined in FPSC rate setting hearings which can occur at the initiative of PGS, the FPSC or other interested parties.

Beginning in 2026, the approved ROE range for PGS is 9.30 per cent to 11.30 per cent (2025 – 9.15 per cent to 11.15 per cent), based on an allowed equity capital structure of 54.7 per cent (2025 – 54.7 per cent). An ROE of 10.30 per cent (2025 – 10.15 per cent) is used for the calculation of return on investments recovered through cost recovery clauses.

For further details on PGS’ regulatory environment and recovery mechanisms, refer to Note 7, Regulatory Assets and Liabilities, in the Audited Financial Statements, which are hereby incorporated by reference, a copy of which is available electronically under Emera’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

NMGC

As at December 31, 2025, NMGC serves approximately 553,000 customers with $1.6 billion USD in assets and 755 employees. NMGC’s system includes approximately 2,300 km of transmission lines and 18,200 km of distribution lines. Annual natural gas throughput was approximately 1 billion therms in 2025.

NMGC is subject to regulation by the NMPRC. Rates are set at a level that allows NMGC to collect total revenues or revenue requirements equal to its cost of providing service, plus an appropriate return on invested capital.

NMGC’s approved ROE is 9.375 per cent on an allowed equity capital structure of 52 per cent.

For further details on NMGC’s regulatory environment and recovery mechanisms, refer to Note 7, Assets and Liabilities, in the Audited Financial Statements, which are hereby incorporated by reference, a copy of which is available electronically under Emera’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

Emera Incorporated – 2025 Annual Information Form	14

On August 5, 2024, Emera announced an agreement to sell NMGC. For more information on the pending transaction, refer to the “General Development of the Business – Gas Utilities and Infrastructure” section below and the “Other Developments” section of Emera’s MD&A, which is incorporated herein by reference, a copy of which is available electronically under Emera’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

EBPC

EBPC owns Brunswick Pipeline, a regulated 145-km pipeline delivering re-gasified liquefied natural gas from the Saint John LNG import terminal near Saint John, New Brunswick to markets in the Northeastern United States. The pipeline travels through southwest New Brunswick and connects with M&NP at the Canada/U.S. border near Baileyville, Maine.

Since its commissioning in July 2009, the pipeline has been used solely to transport natural gas for RENAC under a 25-year firm service agreement, which expires in 2034. Brunswick Pipeline is regulated by the CER, which has classified it as a Group II pipeline. As a regulated Group II pipeline, the tolls of Brunswick Pipeline are regulated by the CER on a complaint basis, as opposed to a regulatory approval process. In the absence of a complaint, the CER does not normally undertake a detailed examination of Brunswick Pipeline’s tolls, which are subject to a firm service agreement with RENAC, as noted above. The firm service agreement provides for a predetermined toll increase in the fifth and fifteenth year of the contract.

Economic Dependence

Brunswick Pipeline has a 25-year firm service agreement with RENAC, which expires in 2034. The risk of non-payment is mitigated as Repsol, the parent company of RENAC, has provided EBPC with a guarantee for all RENAC’s payment obligations under the firm service agreement.

M&NP

Emera owns a 12.9 per cent interest in M&NP, which is a 1,400 km pipeline that transports natural gas throughout markets in Atlantic Canada and the Northeastern United States.

Contribution to Consolidated Net Income and Consolidated Adjusted Net Income

Gas Utilities and Infrastructure’s contribution to consolidated net income was $196 million USD in 2025 (2024 – $188 million USD). Gas Utilities and Infrastructure’s contribution to consolidated adjusted net income was $196 million USD in 2025 (2024 – $194 million USD). For a reconciliation of Gas Utilities and Infrastructure’s adjusted net income to consolidated net income, refer to the “Non-GAAP Financial Measures and Ratios” and “Financial Highlights – Gas Utilities and Infrastructure” sections of Emera’s MD&A, which is incorporated herein by reference, a copy of which is available electronically under Emera’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

Seasonal Nature

Gas sales volumes are primarily driven by general economic conditions, population and weather. Residential and commercial gas sales are seasonal. In Florida and New Mexico, Q1 is the strongest period for gas sales due to colder weather and heating demand.

Capital Investment

Capital investment in PGS in 2025 were $323 million USD, including AFUDC, (2024 – $323 million USD in the Gas Utilities and Infrastructure segment). In 2026, capital investment at PGS is expected to be approximately $445 million USD, including AFUDC. PGS will make investments to maintain the reliability of their systems and support customer growth.

Emera Incorporated – 2025 Annual Information Form	15

Environmental Considerations

PGS’s operations are subject to federal, state and local statutes, rules and regulations relating to the discharge of materials into the environment and the protection of the environment that generally require monitoring, permitting and ongoing expenditures. Previously, TEC had been a potentially responsible party (“PRP”) for certain superfund sites through its Tampa Electric and former PGS divisions, as well as for certain former manufactured gas plant sites through its PGS division. As a result of the separation of the PGS division into a separate legal entity, Peoples Gas System, Inc. is also now a PRP for those sites (in addition to third party PRPs for certain sites). For further details, refer to Note 28, Commitments and Contingencies – Legal Proceedings – Superfund and Former Manufactured Gas Plant Sites, in the Audited Financial Statements, which are hereby incorporated by reference, a copy of which is available electronically under Emera’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

Brunswick Pipeline is subject to both federal and provincial environmental regulations. Brunswick Pipeline has comprehensive integrity, safety and environmental programs in place, including an integrated management system to ensure compliance and continuous improvement of its integrity, safety and environmental programs. Brunswick Pipeline also conducts regularly scheduled physical inspections of the pipeline and its right-of-way.

Other Electric Utilities

Other Electric Utilities includes ECI, a holding company with regulated electric utilities. ECI’s regulated utilities include vertically integrated regulated electric utilities of BLPC on the island of Barbados, GBPC on Grand Bahama Island and an equity investment in Lucelec on the island of St. Lucia.

Market and Sales

Other Electric Utilities operating revenues for 2025 were $413 million USD (2024 – $413 million USD) and electric sales volumes for 2025 were 1,307 GWh (2024 – 1,307 GWh).

BLPC

As at December 31, 2025, BLPC serves approximately 137,000 customers with $547 million USD of assets and a workforce of 440 employees. BLPC owns 243 MW of generating capacity, of which 96 per cent is oil-fired and 4 per cent is solar. BLPC’s transmission system consists of approximately 200 km of transmission lines, including major substations connected to the transmission and distribution system. The distribution system consists of approximately 4,000 km of distribution lines which includes distribution supply substations.

BLPC currently operates pursuant to a single integrated license to generate, transmit and distribute electricity on the island of Barbados until 2028. In 2019, the Government of Barbados passed legislation requiring multiple licenses for the supply of electricity. In November 2025, the Government of Barbados and BLPC agreed to new Transmission, Distribution, Sales and Dispatch (“T&D”) and Generation and Energy Storage (“G&S”) licenses. The G&S license will be valid until 2047, unless otherwise extended. The T&D License will be valid for 30 years. These new non-exclusive licenses have since been signed and will become effective upon the repeal of the existing license. BLPC continues to operate under its current statutory authority while preparing for the transition to the new licensing framework.

BLPC is regulated by the FTC. Rates are set to recover prudently incurred costs of providing electricity service to customers plus an appropriate return on capital invested. BLPC’s approved regulated return on rate base is 10 per cent.

For further information and developments regarding BLPC, refer to the “General Development of the Business – Other Electric Utilities” section below.

Emera Incorporated – 2025 Annual Information Form	16

For further details on BLPC’s regulatory environment and recovery mechanisms, refer to Note 7, Regulatory Assets and Liabilities, in the Audited Financial Statements, which are hereby incorporated by reference, a copy of which is available electronically under Emera’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

GBPC

As at December 31, 2025, GBPC serves approximately 20,000 customers, with $378 million USD of assets and a workforce of 216 employees. GBPC owns 98 MW of oil-fired generation, approximately 100 kilometres of transmission facilities and 1,000 kilometers of distribution facilities.

GBPC has historically been regulated by the GBPA. Rates are set to recover prudently incurred costs of providing electricity service to customers plus an appropriate return on rate base. GBPC’s approved regulatory return on rate base is 8.52 per cent.

For further information and developments regarding GBPC, refer to the “General Development of the Business – Other Electric Utilities” section below.

For further details on GBPC’s regulatory environment and recovery mechanisms, refer to Note 7, Regulatory Assets and Liabilities, in the Audited Financial Statements, which are hereby incorporated by reference, a copy of which is available electronically under Emera’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

System Operation

BLPC and GBPC each have system control centres that co-ordinate and control their electric generation and transmission facilities with the goal of providing a reliable and secure electricity supply while maintaining economy of operations. Their generation and transmission system control centres are linked to their generating stations and other key parts of their systems by the “Supervisory Control and Data Acquisition” systems, with fibre optic, voice and data communications networks.

Transmission and Distribution

BLPC and GBPC transmit and distribute electricity from their generating stations to their customers.

Contribution to Consolidated Net Income and Adjusted Net Income

Other Electric Utilities’ contribution to consolidated net income and consolidated adjusted net income was $31 million USD in 2025 (2024 – $35 million USD). For a reconciliation of Other Electric Utilities adjusted net income to consolidated net income, refer to the “Non-GAAP Financial Measures and Ratios” and “Financial Highlights – Other Electric Utilities” sections of Emera’s MD&A, which is incorporated herein by reference, a copy of which is available electronically under Emera’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

Seasonal Nature

Electricity sales and related generation varies significantly over the year in the Caribbean; Q3 is typically the strongest period, reflecting warmer weather. Grand Bahama is also particularly prone to tropical storm and hurricane impacts during Q3.

Capital Investment

Other Electric Utilities capital investments for 2025 were $67 million USD (2024 – $59 million USD), including AFUDC. In 2026, capital investment is expected to be approximately $110 million USD, including

Emera Incorporated – 2025 Annual Information Form	17

AFUDC, primarily in more efficient and cleaner sources of generation, including renewables and battery storage.

Environmental Considerations

Emera’s Caribbean utilities have implemented formal health & safety and environmental and management systems to assist in safeguarding the health and safety of its employees, contractors and customers while ensuring protection of the environment.

Other

The Other segment includes business operations that in a normal year are below the required threshold for reporting as separate segments; and corporate expense and revenue items that are not directly allocated to Emera’s subsidiaries and investments.

Business operations in the Other segment include Corporate; Emera Energy Services (EES), physical energy marketing and trading business; and a 50 per cent joint venture interest in Bear Swamp, a 660 MW pumped storage hydroelectric facility in northwestern Massachusetts.

Corporate includes certain corporate-wide functions including executive management, strategic planning, treasury services, legal, financial reporting, tax planning, corporate business development, corporate governance, investor relations, risk management, insurance, acquisition and disposition related costs, gains or losses on select assets sales, and corporate human resource activities. It includes interest revenue on intercompany financings and interest expense on corporate debt in both Canada and the U.S.

Emera Energy

EES derives revenue and earnings from wholesale marketing and trading of natural gas and electricity within the Company’s risk tolerances, including those related to value-at-risk and credit exposure. EES purchases and sells physical natural gas and electricity, the related transportation and transmission capacity rights, and provides energy asset management services. The primary market area for the natural gas and power marketing and trading business is northeastern North America, including the Marcellus and Utica shale supply areas. EES also participates in the US Southeast, Gulf Coast and Midwest, and Central Canadian and Alberta natural gas markets. Its counterparties include electric and gas utilities, natural gas producers, electricity generators and other marketing and trading entities. EES operates in a competitive environment, and the business relies on knowledge of the region’s energy markets, understanding of pipeline and transmission infrastructure, a network of counterparty relationships and a focus on customer service. EES manages its commodity risk by limiting open positions, utilizing financial products to hedge purchases and sales, and investing in transportation capacity rights to enable movement across its portfolio.

Earnings from EES are generally dependent on market conditions. In particular, volatility in natural gas and electricity markets, which can be influenced by weather, local supply constraints and other supply and demand factors, can provide higher levels of margin opportunity. The business is seasonal, with Q1 and Q4 usually providing the greatest opportunity for earnings.

Contribution to Consolidated Net Income and Adjusted Net Income

Other’s contribution to consolidated net income was a loss of $332 million in 2025 (2024 – loss of $686 million). Other’s contribution to consolidated adjusted net income was a loss of $301 million in 2025 (2025 – loss of $342 million). For further information on the non-GAAP measure adjusted net income, refer to the “Non-GAAP Financial Measures and Ratios” and “Financial Highlights – Other” sections of the MD&A, which is hereby incorporated by reference, a copy of which is available electronically under Emera’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

Emera Incorporated – 2025 Annual Information Form	18

Capital Investment

In 2026, capital investment in the Other segment is expected to be approximately $10 million (2025 – $6 million).

GENERAL DEVELOPMENT OF THE BUSINESS

Three Year History and Changes Expected in 2026

The following discussion summarizes key developments in Emera’s business and operations over the last three completed financial years and changes that are expected to occur during the current financial year.

Florida Electric Utility

Base Rates

On August 16, 2023, TEC filed a petition to implement the 2024 Generation Base Rate Adjustment provisions pursuant to the 2021 rate case settlement agreement. Inclusive of TEC’s ROE adjustment, the increase of $22 million USD was approved by the FPSC on November 17, 2023.

On April 2, 2024, TEC filed a rate case with the FPSC for new base rates. On December 3, 2024, the FPSC rendered a decision which includes annual base rate increases of $185 million USD in 2025 and adjustments of $87 million USD and $9 million USD in 2026 and 2027, respectively. The allowed equity in the capital structure continues to be 54 per cent from investor sources of capital and the allowed regulatory ROE range is 9.50 per cent to 11.50 per cent with a 10.50 per cent midpoint.

On February 3, 2025, the FPSC issued the final order approving the 2024 rate case decision, effective January 1, 2025. In February 2025, a motion for reconsideration on certain aspects of the final order was filed by an intervening party with the FPSC. On May 6, 2025, the FPSC denied the motion for reconsideration, except with respect to immaterial calculation corrections, and the final order was issued on June 11, 2025. In March 2025, two intervening parties each filed a notice of appeal to the Florida Supreme Court regarding the outcome of TEC’s 2024 base rate proceeding. On January 12, 2026, the intervening parties filed their briefs related to the appeal. To date, the FPSC has not responded to the briefs.

On September 4, 2025, TEC petitioned the FPSC to increase base revenue by $88 million USD to reflect the 2026 adjustment in accordance with its 2024 rate case decision. On November 4, 2025, the FPSC approved the adjustment, with new rates becoming effective January 1, 2026.

Fuel Recovery

On January 23, 2023, TEC requested an adjustment to its fuel charges to recover the 2022 fuel under-recovery of $518 million USD over a period of 21 months. The request also included an adjustment to 2023 projected fuel costs to reflect the reduction in natural gas prices since September 2022 for a projected reduction of $170 million USD for the balance of 2023. The changes were approved by the FPSC on March 7, 2023, and were effective beginning on April 1, 2023.

On April 2, 2024, TEC requested a mid-course adjustment to its fuel and capacity charges, reflecting a $138 million USD reduction over 12 months, from June 2024 through May 2025. The requested reduction was due to a decrease in actual and projected 2024 natural gas prices since TEC submitted its projected 2024 costs in the fall of 2023. On May 7, 2024, the FPSC approved the mid-course adjustment.

Emera Incorporated – 2025 Annual Information Form	19

Storm Reserve

In September 2022, TEC was impacted by Hurricane Ian with $119 million USD of restoration costs charged against TEC’s FPSC approved storm reserve. On January 23, 2023, TEC petitioned the FPSC for recovery of the storm reserve regulatory asset and the replenishment of the balance in the storm reserve to the approved storm reserve level of $56 million USD, for a total of $131 million USD. The storm cost recovery surcharge was approved by the FPSC on March 7, 2023, and TEC began applying the surcharge in April 2023. Subsequently, on November 9, 2023, the FPSC approved TEC’s petition, filed on August 16, 2023, to update the total storm cost collection to $134 million USD. The remaining balance of $29 million USD as of December 31, 2023, was collected over 12 months in 2024.

In Q3 2023, TEC was impacted by Hurricane Idalia. The related storm restoration costs were approximately $35 million USD, which were charged to the storm reserve regulatory asset, resulting in minimal impact to earnings.

On September 26, 2024, Hurricane Helene passed 100 miles west of Tampa and made landfall approximately 200 miles north of Tampa, in Taylor County, as a Category 4 hurricane. TEC’s service territory was impacted by the tropical storm force winds and storm surge which resulted in a peak number of customers out of 100,000. As of December 31, 2024, TEC deferred $49 million USD to the storm reserve for future recovery.

On October 9, 2024, Hurricane Milton made landfall approximately 50 miles south of Tampa, near Sarasota, and was the worst weather event to impact the area in over 100 years. The Category 3 hurricane had a significant impact on TEC’s service territory which resulted in a peak number of customers out of 600,000. As of December 31, 2024, TEC deferred $340 million USD to the storm reserve for future recovery.

As at December 31, 2024, total restoration costs charged to the storm reserve account exceeded the storm reserve balance and therefore $377 million USD was deferred as a regulatory asset for future recovery. On February 4. 2025, the FPSC approved TEC’s petition for the recovery of $466 million USD of costs associated with Hurricane Idalia, Hurricane Debby, Hurricane Helene and Hurricane Milton and the associated interest to replenish the storm reserve over an 18-month recovery period, which began in March 2025. The amount of cost-recovery is subject to a true-up mechanism with the FPSC.

For additional details on the storm reserve, refer to Note 7, Regulatory Assets and Liabilities, in the Audited Financial Statements, which are hereby incorporated by reference, a copy of which is available electronically under Emera’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

Canadian Electric Utilities

NSPI

General Rate Application and Settlement Agreement

On February 2, 2023, the NSEB approved the General Rate Application (“GRA”) Settlement Agreement between NSPI, key customer representatives and participating interest groups. This resulted in average customer rate increases of 6.9 per cent effective on February 2, 2023, and further average increase of 6.5 per cent on January 1, 2024, with any under or over-recovery of fuel costs addressed through the NSEB’s established FAM process. On March 27, 2023 the NSEB issued a final order approving the electricity rates, effective on February 2, 2023 (“GRA decision date”).

Effective from the GRA decision date, the Settlement Agreement established a storm rider for each of 2023, 2024 and 2025, which gave NSPI the ability to apply to the NSEB for deferral and recovery of expenses if major storm restoration expense exceeds approximately $10 million in any given year. The application for deferral and recovery of the storm rider is made in the year following the year of the incurred costs, with recovery beginning in the year after the application. On December 2, 2024, the NSEB approved the

Emera Incorporated – 2025 Annual Information Form	20

recovery of $24 million of major storm restoration and incremental financing costs deferred to NSPI’s storm rider in 2023 to be recovered over a 12-month period beginning on January 1, 2025 and concluding by December 31, 2025.

The Settlement Agreement also established a DSM rider, allowing NSPI to recover costs associated with DSM programs developed and delivered by EfficiencyOne, a third-party entity that currently holds the franchise for the provision of energy efficiency and conservation in the Province, regulated by the NSEB. The DSM rider was effective as of the GRA decision date. Differences between DSM program costs and amounts recovered from customers through electricity rates are deferred to a DSM regulatory asset or liability and recovered from or returned to customers in subsequent periods.

2025 GRA

On September 18, 2025, NSPI filed a consensus GRA with the NSEB, reflecting a settlement agreement reached with customer representatives. The GRA proposes average annual rate increases of 1.8 per cent in 2026 and 2.4 per cent in 2027. The proposed rates would result in annual revenue (fuel and non-fuel) increases of $62 million in 2026 and $108 million in 2027. The hearing for the matter concluded in January 2026 and a decision by the NSEB is expected by early Q2 2026.

Fuel Recovery

On April 17, 2024, the NSEB approved the sale of $117 million of the FAM regulatory asset to Invest Nova Scotia, a provincial Crown corporation. On April 30, 2024, the transaction closed and the $117 million was remitted to NSPI, which resulted in a corresponding decrease of the FAM regulatory asset. NSPI is collecting the amortization and financing costs related to the $117 million from customers on behalf of Invest Nova Scotia over a 10-year period which began in Q2 2024 and is remitting those amounts to Invest Nova Scotia quarterly.

On September 24, 2024, the Government of Canada finalized an agreement with NSPI, NSPML and the Province on terms and conditions for a federal loan guarantee (“FLG”) of $500 million in debt to be issued by NSPML to help Nova Scotia customers manage unrecovered costs of the replacement energy that was required during the several years of delay in the Muskrat Falls hydroelectricity project. On September 25, 2024, NSPI and NSPML filed applications with the NSEB related to the FLG. On November 29, 2024, the NSEB approved NSPML’s application to issue the debt, transfer the proceeds to NSPI as a refund of a portion of previous NSPML assessment payments, and to increase its annual assessment charge to NSPI to recover the refund and related financing costs over a 28-year period. On December 16, 2024, the net proceeds of the NSPML debt issuance were transferred to NSPI and applied against the FAM regulatory asset balance. On February 18, 2025, the NSEB approved NSPI’s application to increase 2025 fuel rates to service the incremental NSPML debt.

Hurricane Fiona

On June 27, 2024, the NSEB approved the deferred recognition of $25 million in incremental operating costs incurred during the Hurricane Fiona storm restoration efforts in September 2022. Following NSEB approval, the $25 million was reclassified to “Regulatory assets” from “Other long-term assets”. The NSEB also directed NSPI to reclassify $10 million of undepreciated costs related to assets retired because of Hurricane Fiona to “Regulatory assets” from “PP&E” on the Consolidated Balance Sheets. NSPI began amortizing both of these regulatory assets over a 10-year period, beginning July 1, 2024.

Regulatory Matters – General

For more information, refer to the “Regulatory Environments and Updates – Canadian Electric Utilities – NSPI” section of Note 7, Regulatory Assets and Liabilities, in the Audited Financial Statements, which are hereby incorporated by reference, a copy of which is available electronically under Emera’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

Emera Incorporated – 2025 Annual Information Form	21

Battery Energy Storage System (“BESS”) Project

On June 13, 2024, the NSEB approved $238 million of capital investment, including AFUDC, for the BESS Project. The project is comprised of three 50 MW, four-hour battery facilities. As of December 31, 2025, two facilities are in-service and the third facility is expected to be in service in 2026.

Wasoqonatl Transmission Line Project

On March 5, 2025, NSPI, the Canada Infrastructure Bank (“CIB”) and the Wskijinu’k Mtmo’taqnuow Agency (“WMA”) announced the Wasoqonatl transmission line project to create a reliability intertie between Nova Scotia and New Brunswick. The project is owned by a new regulated utility, WTI, which is wholly-owned by a newly formed limited partnership between NSPI, CIB and WMA. NSPI is responsible for providing construction, operation, maintenance and administrative services to WTI. NSPI has a 50 per cent indirect voting interest in WTI which is recorded as an “Investments subject to significant influence” on Emera’s Consolidated Balance Sheets, which are included in the Audited Financial Statements.

Environmental Legislation and Regulations

Nova Scotia Energy Reform Act

On April 5, 2024, the Province enacted Bill 404 - Energy Reform (2024) Act. This legislation implements certain recommendations made by the Clean Electricity Solutions Task Force, which was established by the Province to advise the provincial government on Nova Scotia’s transition away from coal to more renewable sources of energy. The legislation enacted the Energy and Regulatory Board Act, which established the Nova Scotia Energy Board (“NSEB”). The NSEB will regulate energy and utility entities in Nova Scotia, with a mandate of increased focus on meeting energy transition demands. The legislation also enacts the More Access to Energy Act, which provides for the establishment of and phased transition to the Nova Scotia Independent Energy System Operator (“IESO Nova Scotia”).

On October 15, 2025, IESO Nova Scotia announced that the organization will be phased in over two phases during an 18-month period. On December 1, 2025, the first phase was completed following the transfer of system planning and interconnection functions. The second phase is expected to be complete in 2027 as IESO Nova Scotia assumes responsibility for system operations.

Clean Electricity Regulations

On December 17, 2024, Environment and Climate Change Canada released a finalized version of the Clean Electricity Regulations. The Clean Electricity Regulations establish performance standards to further limit GHG emissions from fossil fuel generated electricity starting in 2035 and help facilitate the Government of Canada’s intention of achieving a net-zero electricity grid by 2050. Compliance with the finalized version of the Clean Electricity Regulations is not anticipated to require significant capital investment incremental to NSPI’s planned capital investment driven by the Province’s goals to transition off coal and reach 80 per cent renewable electricity sales by 2030.

Nova Scotia Renewable Energy Regulations (“RER”)

Under the provincially legislated RER, starting in 2020, 40 per cent of electric sales must be generated from renewable sources. NSPI met this target in 2023 and 2024, and in 2025 met this target with more than 40 per cent of NSPI’s electric sales coming from renewable sources, subject to a compliance filing.

On April 6, 2023, the Province levied a $10 million penalty on NSPI for non-compliance with the RER compliance period ending in 2022. On May 26, 2023, NSPI initiated an appeal, through a proceeding with the NSEB, of the $10 million penalty levied on NSPI by the Province for non-compliance with the RER compliance period ending in 2022. The hearing in 2025 and NSPI is awaiting a decision.

Emera Incorporated – 2025 Annual Information Form	22

Carbon Pricing Regulations

NSPI is a mandatory participant in Nova Scotia’s output-based pricing system (“OBPS”) carbon pricing program, which was effective January 1, 2023. Nova Scotia’s OBPS implements GHG emissions performance standards for large industrial GHG emitters that vary by fuel type. GHG emissions in excess of the prescribed intensity standards are subject to a carbon price that starts at $65 per tonne in 2023 and increases by $15 per tonne annually, reaching $170 per tonne by 2030. NSPI’s regulatory framework provides for the recovery of costs prudently incurred to comply with carbon pricing programs pursuant to NSPI’s FAM.

Nova Scotia Cap-and-Trade Program Regulations

NSPI was a participant in the Nova Scotia Cap-and-Trade Program and was subject to the 2019 through 2022 compliance period. NSPI received granted emissions allowances and was permitted to purchase up to five per cent of the credits available at provincial auctions. Any remaining allowance shortfall required the purchase of reserve credits directly from the Province. Lower than forecast Muskrat Falls energy received during the compliance period resulted in the increased deployment of higher carbon-emitting generation sources. On March 16, 2023, the Province provided NSPI with emissions allowances sufficient to achieve compliance for the 2019 through 2022 compliance period. As such, compliance costs accrued of $166 million were reversed in Q1 2023. The credits NSPI purchased from provincial auctions in the amount of $6 million were not refunded and no further costs were incurred to achieve compliance with the Nova Scotia Cap-and-Trade Program.

Other Legislation

Electricity Act Amendments

In April 2023, the Province enacted amendments to the Electricity Act which will allow the Province to issue requests for proposals for energy-storage in Nova Scotia, similar to the existing procurement process for renewable energy. In addition, the amendments to the Electricity Act allow the Governor in Council to approve unique or innovative energy storage projects that provide benefits to the electric system and reduce costs for customers.

In November 2023, the Province enacted amendments in the Electricity Act which permit the Governor in Council to approve energy storage projects proposed by a public utility and owned wholly or in majority by the public utility if the project is in the best interest of ratepayers. Further, the amendments to the Electricity Act expand the ability of the Province to require NSPI to enter into power purchase agreements with renewable generation facilities by further empowering the Province to require NSPI to enter into an agreement for the sale of the electricity to specified customers. This allows specified customers to buy renewable electricity from specified producers, with NSPI managing the transmission and sale of the energy. On December 21, 2023, the Governor in Council enacted regulations which directed NSPI to install three 50 MW four-hour duration grid-scale batteries as part of the regulated assets of NSPI. In 2024, the NSEB approved the BESS project. For further details refer to “Regulatory Matters – General” section above.

Performance Standards Penalty Amendment

On April 12, 2023, the Province enacted amendments to the Public Utilities Act which increased the cumulative total of administrative penalties that could be levied by the NSEB against NSPI for non-compliance with current and future performance standards in a calendar year from $1 million to $25 million. Any administrative penalties levied against NSPI must be credited to customers and NSPI cannot recover administrative penalties imposed through rates.

Emera Incorporated – 2025 Annual Information Form	23

NSPML

Maritime Link Project

On October 4, 2023 and January 31, 2024, the NSEB issued decisions providing clarification on remaining aspects of the Maritime Link holdback mechanism primarily relating to release of past and future holdback amounts and requirements to end the holdback mechanism. In these decisions, the NSEB agreed with the Company’s submission that $12 million ($8 million related to 2022 and $4 million relating to 2023) of the previously recorded holdback remain credited to NSPI’s FAM, with the remainder released to NSPML and recorded in Emera’s “Income from equity investments”. The NSEB also confirmed that the holdback mechanism would cease once 90 per cent of NS Block deliveries were achieved for 12 consecutive months (subject to potential relief for planned outages or exceptional circumstances) and the net outstanding balance of previously underdelivered NS Block energy is less than 10 per cent of the contracted annual amount. In addition, the NSEB increased the monthly holdback amount from $2 million to $4 million beginning December 1, 2023.

On December 21, 2023, NSPML received NSEB approval to collect up to $164 million from NSPI for the recovery of costs associated with the Maritime Link in 2024, subject to a holdback of $4 million per month.

On September 25, 2024, NSPI and NSPML filed applications with the NSEB related to the FLG. On December 16, 2024, the net proceeds of the NSPML debt issuance were transferred to NSPI and applied against the FAM regulatory asset balance as a refund of a portion of previous NSPML assessment payments. For further details, refer to the “Fuel Recovery” section above.

On November 29, 2024, NSPML received approval from the NSEB to collect up to $197 million in 2025 from NSPI; which includes $158 million for the recovery of costs associated with the Maritime Link, and $39 million associated with the additional FLG debt and financing costs discussed in the “NSPI” section above. Payments from NSPI are subject to a holdback of up to $4 million per month. There was no holdback recorded for the year ended December 31, 2024.

On December 23, 2025, NSPML received an interim order from the NSEB to collect up to $199 million from NSPI for the recovery of costs associated with the Maritime Link in 2026, subject to a monthly holdback of up to $4 million. A final decision from the NSEB is pending. There was no holdback recorded for the year ended December 31, 2025.

On February 4, 2026, NSPML submitted an application with the NSEB requesting the termination of the holdback mechanism. A decision is anticipated in Q3 2026.

LIL

Sale of LIL Equity Interest

On June 4, 2024, Emera completed the sale of its 31.1 per cent LIL equity interest for a total transaction value of $1.2 billion, including cash proceeds of $957 million and $235 million for assuming Emera’s contractual obligation to fund the remaining initial capital investment, which represents additional LIL equity interest for the acquirer. For further details, see Note 4, Dispositions, in the Audited Financial Statements, which are hereby incorporated by reference, a copy of which is available electronically under Emera’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

Gas Utilities and Infrastructure

General – Sale of NMGC

On August 5, 2024, Emera entered into an agreement to sell its indirect wholly owned subsidiary NMGC for a total enterprise value of approximately $1.3 billion USD, consisting of cash proceeds and the transfer

Emera Incorporated – 2025 Annual Information Form	24

of debt and customary closing adjustments. As a result of the pending sale, NMGC’s assets and liabilities are classified as held for sale as of Q3 2024. The public hearing was held in November 2025. The transaction is expected to close in the first half of 2026, subject to certain approvals, including regulatory approval by the NMPRC. For more information on the pending transaction, refer to the “Other Developments” section of the MD&A, which is hereby incorporated by reference, a copy of which is available electronically under Emera’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

PGS

Base Rates

On April 4, 2023, PGS filed a rate case with the FPSC and a hearing for the matter was held in September 2023. On November 9, 2023, the FPSC approved a $118 million USD increase to base revenues which included $11 million USD transferred from the cast iron and bare steel replacement rider, for a net incremental increase to base revenues of $107 million USD. This reflected a 10.15 per cent midpoint ROE with an allowed equity capital structure of 54.7 per cent. A final order was issued on December 27, 2023, with the rates effective January 2024.

On March 31, 2025, PGS filed a rate case with the FPSC for new rates to become effective January 1, 2026. On August 13, 2025, PGS and the intervening parties filed a settlement agreement with the FPSC for a $67 million USD increase in 2026 annual base rates, which includes $7 million USD from the cast iron and bare steel replacement rider, and additional adjustments of $25 million USD in 2027 and up to $5 million USD in 2028 (subject to FPSC approval). This reflects a 10.30 per cent midpoint ROE and 54.7 per cent equity thickness. On October 31, 2025, the FPSC issued the final order approving the settlement.

NMGC

Base Rates

On September 14, 2023, NMGC filed a rate case with the NMPRC for new base rates to become effective Q4 2024. On March 1, 2024, NMGC filed with the NMPRC a settlement with the support of all parties in the case for an increase of $30 million USD in annual base revenues and maintaining NMGC’s ROE at 9.375 per cent. The rates reflect the recovery of increased operating costs and capital investments in pipeline projects and related infrastructure, as well as a new customer information and billing system. NMGC also agreed to withdraw, and to not reassert in a future rate case application, its request for a regulatory asset for costs associated with its 2022 application for a certificate of public convenience and necessity for a liquefied natural gas storage facility in New Mexico. The NMPRC approved the rate case settlement on July 25, 2024. New rates became effective October 1, 2024.

For more information, refer to the “Regulatory Environments and Updates – Gas Utilities and Infrastructure” section of Note 7, Regulatory Assets and Liabilities, in the Audited Financial Statements, which are hereby incorporated by reference, a copy of which is available electronically under Emera’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

Other Electric Utilities

BLPC

General Rate Review

In 2021 BLPC submitted a general rate review application to the FTC. In September 2022, the FTC granted BLPC interim rate relief, allowing an increase in base rates of approximately $1 million USD per month. On February 15, 2023, the FTC issued a decision on the application which included the following significant

Emera Incorporated – 2025 Annual Information Form	25

items: an allowed regulatory ROE of 11.75 per cent, an equity capital structure of 55 per cent, a directive to update the major components of rate base to September 16, 2022, and a directive to establish regulatory liabilities totalling approximately $71 million USD. On March 7, 2023, BLPC filed a Motion for Review and Variation (the “Motion”) and applied for a stay of the FTC’s decision, which was subsequently granted. On November 20, 2023, the FTC issued their decision dismissing the Motion. Interim rates continue to be in effect through to a date to be determined in a final decision and order.

On December 1, 2023, BLPC appealed certain aspects of the FTC’s February 15 and November 20, 2023, decisions to the Supreme Court of Barbados in the High Court of Justice (the “Court”) and requested that they be stayed. On December 11, 2023, the Court granted the stay. BLPC’s position is that the FTC made errors of law and jurisdiction in their decisions and believes the success of the appeal is probable, and as a result, the adjustments to BLPC’s final rates and rate base, including any adjustments to regulatory assets and liabilities, have not been recorded at this time. The appeal was heard in December 2025, and will continue in early 2026. A decision is expected in 2026.

GBPC

Base Rates

On August 1, 2024, as required by the GBPA Operating Protocol and Regulatory Framework Agreement, GBPC filed a rate plan proposal. A review of the proposal by the GBPA is expected to commence in the first half of 2026.

Fuel Recovery

GBPC’s fuel costs flow through a fuel pass-through mechanism which provides the opportunity to recover all prudently incurred fuel costs from customers in a timely manner. In 2023, 2024 and 2025 the fuel pass through charge was adjusted monthly, in-line with actual fuel costs.

Electricity Act, 2024

On June 1, 2024, the Electricity Act, 2024 took effect. The legislation purports to remove the jurisdiction of the GBPA over GBPC and to have the Utilities Regulation and Competition Authority, another Bahamian regulator, regulate GBPC. In 2024, URCA filed a claim in the Supreme Court of the Bahamas, seeking an order that the GBPA be prohibited and restrained from considering and/or approving any adjustment to rates sought by GBPC. URCA contends that it has regulatory authority over electricity provision on Grand Bahama pursuant to the Electricity Act. Management does not expect that the outcome of the proceedings will have a material impact to Emera.

For more information, refer to the “Regulatory Environments and Updates – Other Electric Utilities” section of Note 7, Regulatory Assets and Liabilities, in the Audited Financial Statements, which is hereby incorporated by reference, a copy of which is available electronically under Emera’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

Other

Canadian Tax Legislation Changes

On June 20, 2024, Bill C-59, an Act to implement certain provisions of the fall economic statement tabled in Parliament on November 21, 2023, and certain provisions of the budget tabled in Parliament on March 28, 2023, was enacted. Bill C-59 includes the EIFEL regime, which is effective January 1, 2024. EIFEL applies to limit a company’s net interest and financing expense deduction to no more than 30 per cent of earnings before interest, income taxes, depreciation, and amortization (“EBITDA”) for tax purposes. Any denied interest and financing expenses under the EIFEL regime can be carried forward indefinitely.

Emera Incorporated – 2025 Annual Information Form	26

During 2024, the Company incurred $185 million of interest and financing expenses in connection with a specific financing structure. The current and future interest and financing expenses were expected to be denied under the EIFEL legislation and, as a result, the financing structure was wound up. It was determined that Emera was more likely than not to realize the benefit of the current denied interest and financing expenses and therefore a $54 million deferred income tax asset and related income tax benefit was recorded during Q4 2024. In addition, Emera recognized a $4 million income tax benefit related to the reversal of a deferred income tax liability on the wind-up of the financing structure.

For further details, refer to Note 11, Income Taxes - Excessive Interest and Financing Expenses Limitation (“EIFEL”) Regime, in the Audited Financial Statements, which is hereby incorporated by reference, a copy of which is available electronically under Emera’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

New York Stock Exchange (“NYSE”) Listing

Emera filed a registration statement dated May 1, 2025 on Form 40-F with the SEC to register its common shares under Section 12 of the Securities Exchange Act of 1934. Emera subsequently completed the listing of its common shares on the NYSE and commenced trading on May 28, 2025. Emera’s common shares continue to be listed and traded on the Toronto Stock Exchange.

US One Big Beautiful Bill Act (“OBBBA”)

On July 4, 2025, the OBBBA was signed into law. The OBBBA makes permanent many of the expired and expiring tax provisions originally enacted in the Tax Cuts and Jobs Act of 2017. It also includes significant changes in future years to the timing and availability of several clean energy tax credits previously enacted in the Inflation Reduction Act, including the investment tax credit and production tax credit. On August 15, 2025, the Internal Revenue Service released guidance on determining when wind and solar projects have begun construction for purposes of qualifying for these tax credits. Emera’s 2025 financial statements were not materially impacted as a result of the enacted changes. Emera will continue to evaluate the future impact as additional information and guidance becomes available.

Financing Activity

ATM Program

On November 14, 2023, Emera renewed its ATM Program that allows the Company to issue up to $600 million of common shares from treasury to the public from time to time, at the Company’s discretion, at the prevailing market price. The ATM Program was renewed pursuant to a prospectus supplement dated November 14, 2023 to the Company’s short form base shelf prospectus dated October 3, 2023.

During 2023, approximately 8.29 million common shares were issued under the ATM Program at an average price of $48.27 per share for gross proceeds of $400 million ($397 million, net of after-tax issuance costs) and an aggregate gross sales limit of $200 million remained available for issuance under the ATM Program.

On November 18, 2024, Emera increased the size of the ATM Program to allow the Company to issue up to $1 billion of common shares from treasury to the public from time to time, at the Company’s discretion, at the prevailing market price. The ATM Program was increased by an amendment dated November 18, 2024 to its prospectus supplement dated November 14, 2023 and an amendment dated November 13, 2024 to its short form base shelf prospectus dated October 3, 2023.

Emera Incorporated – 2025 Annual Information Form	27

During 2024, approximately 5.12 million common shares were issued under the ATM Program at an average price of $51.52 per share for gross proceeds of $264 million ($261 million, net of after-tax issuance costs) and an aggregate gross sales limit of $336 million remained available for issuance under the ATM Program.

During 2025, 187,600 common shares were issued under the ATM Program and an aggregate gross sales limit of $326 million remained available for issuance under the ATM Program until its expiry on November 4, 2025.

On December 5, 2025, Emera renewed its ATM Program by filing a prospectus supplement to the Company’s Canadian short form base shelf prospectus with the securities regulatory authorities in each of the provinces of Canada. At the same time, Emera filed a US prospectus supplement to the Company’s US base prospectus included in its US registration statement on Form F-10 with the SEC. The ATM Program allows the Company to issue up to $600 million of common shares from treasury to the public from time to time, at the Company’s discretion, at the prevailing market price. The ATM program is expected to remain in effect until January 5, 2029.

During 2026, up to and including February 23, 2026, no common shares were issued under the ATM Program and an aggregate gross sales limit of $600 million remains available for issuance under the ATM Program.

Preferred Share Issuances

On July 6, 2023, Emera announced it would not redeem the 10 million outstanding Series C First Preferred Shares. The holders of the Series C First Preferred Shares had the right, at their option, to convert all or any of their Series C First Preferred Shares, on a one-for-one basis, into Series D First Preferred Shares on August 15, 2023 or to continue to hold their Series C First Preferred Shares. On August 4, 2023, Emera announced after having taken into account all conversion notices received from holders, no Series C First Preferred Shares would be converted into Series D First Preferred Shares on August 15, 2023.

On July 6, 2023, Emera announced it would not redeem the 12 million outstanding Series H First Preferred Shares. The holders of the Series H First Preferred Shares had the right, at their option, to convert all or any of their Series H First Preferred Shares, on a one-for-one basis, into Series I First Preferred Shares on August 15, 2023 or to continue to hold their Series H First Preferred Shares. On August 4, 2023, Emera announced after having taken into account all conversion notices received from holders, no Series H First Preferred Shares would be converted into Series I First Preferred Shares on August 15, 2023.

On January 8, 2025, Emera announced it would not redeem the 8 million outstanding Series F First Preferred Shares. The holders of the Series F First Preferred Shares had the right, at their option, to convert all or any of their Series F First Preferred Shares, on a one-for-one basis, into Series G First Preferred Shares on February 15, 2025 or to continue to hold their Series F First Preferred Shares. On February 6, 2025, Emera announced after having taken into account all conversion notices received from holders, no Series F First Preferred Shares would be converted into Series G First Preferred Shares on February 15, 2025.

On July 9, 2025, Emera announced that it would not redeem the currently outstanding Series A First Preferred Shares or the Series B First Preferred Shares on August 15, 2025. The holders of Series A Shares had the right, at their option, to convert all or any of their Series A Shares, on a one-for-one basis, into Series B First Preferred Shares and the holders of Series B First Preferred Shares had the right, at their option, to convert all or any of their Series B First Preferred Shares, on a one-for-one basis, into Series A First Preferred Shares, on August 15, 2025 (the “Conversion Date”).

On August 7, 2025, Emera announced, after having taken into account all shares tendered for conversion by holders of its Series A First Preferred Shares and Series B First Preferred Shares, as the case may be (collectively, the “Holders”), by the end of the conversion period, the Company has determined that there would be outstanding on the Conversion Date less than 1 million Series B Shares. Therefore, in accordance

Emera Incorporated – 2025 Annual Information Form	28

with certain rights, privileges, restrictions and conditions attaching to the Series A First Preferred Shares and the Series B First Preferred Shares, the Company advised the Holders that no Series A Shares would be converted into Series B First Preferred Shares and all remaining Series B First Preferred Shares would automatically be converted into Series A First Preferred Shares on a one-for-one basis on the Conversion Date. On the Conversion Date, there were 6 million Series A Shares and no Series B First Preferred Shares outstanding.

Senior Notes

On May 2, 2023, Emera issued $500 million in senior unsecured notes that bear interest at 4.84 per cent with a maturity date of May 2, 2030. The proceeds were used to repay Emera’s $500 million unsecured fixed rate notes, which matured in June 2023.

Subordinated Notes

On June 18, 2024, EUSHI Finance, completed an issuance of $500 million USD fixed-to-fixed reset rate junior subordinated notes. The notes initially bear interest at a rate of 7.625 per cent, and will reset on December 15, 2029, and every five years thereafter, to a rate per annum equal to the five-year U.S. treasury rate plus 3.136 per cent. The notes mature on December 15, 2054. EUSHI Finance, at its option, may redeem the notes, in whole or in part, 90 days prior to the first interest reset date, and any semi-annual interest payment date thereafter, at a redemption price equal to the principal amount.

Proceeds from the $500 million USD note issuance were used to repay an Emera US Finance LP $300 million USD senior note upon maturity in June 2024, and to repay a New Mexico Gas Intermediate, Inc. $150 million USD fixed rate note upon maturity in July 2024. The remaining proceeds were used for general corporate purposes.

On September 25, 2025, EUSHI Finance, Emera US Holdings Inc. (“EUSHI”) and Emera filed a shelf registration statement on Form F-10 and Form F-3 (“Registration Statement”), with the Nova Scotia Securities Commission (“NSSC”) and the SEC under the US/Canada Multijurisdictional Disclosure System. The Registration Statement was filed in connection with the prospective offer and issue by EUSHI Finance of one or more series of senior and/or subordinated unsecured debt securities (“Debt Securities”), in an aggregate principal amount of up to $3 billion USD, during the 25-month period that the short form base shelf prospectus contained in the Registration Statement (“Base Shelf Prospectus”), including any further amendments thereto, remains valid. The Debt Securities may be offered in one or more transactions, at prices, with maturities and on terms to be set forth in one or more prospectus supplements to be filed with the NSSC and the SEC at the time of any such offering.

On October 3, 2025, EUSHI Finance completed an issuance of $750 million USD fixed-to-fixed reset rate junior subordinated notes, pursuant to the prospectus supplement dated September 29, 2025, to a base shelf prospectus. The notes initially bear interest at a rate of 6.25 per cent, and will reset on April 1, 2031, and every five years thereafter, to a rate per annum equal to the five-year US treasury rate plus 2.509 per cent, subject to an interest rate floor of 6.25 per cent. The notes mature on April 1, 2056. EUSHI Finance, at its option, may redeem the notes, in whole or in part, 90 days prior to the first interest reset date, and any semi-annual interest payment date thereafter, at a redemption price equal to the principal amount, plus accrued and unpaid interest on the notes to be redeemed, in accordance with the terms of the prospectus supplement; and otherwise, at the times and the redemption prices described in the prospectus supplement. The notes are fully and unconditionally guaranteed, on a joint, several and subordinated basis, by Emera, and EUSHI. Proceeds from this issuance were used for general corporate purposes, including repayment of existing debt.

WKSI Eligibility

The securities regulatory authorities in each of the provinces and territories of Canada published amendments to National Instrument 44-102 Shelf Distributions (“NI 44-102”) and other securities law instruments implementing a permanent expedited shelf prospectus regime (the “WKSI Rules”) for well

Emera Incorporated – 2025 Annual Information Form	29

known seasoned issuers, which came into force as of November 28, 2025. As at December 31, 2025 and as of the date hereof, the Company qualifies as a well-known seasoned issuer (“WKSI”) by virtue of its “qualifying public equity” (as defined under NI 44-102) and is therefore eligible to rely on the WKSI Rules.

For more information on financing activities for Emera and its subsidiaries, please refer to the “Liquidity and Capital Resources” section of Emera’s MD&A, which is hereby incorporated by reference, a copy of which is available electronically under Emera’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

RISK FACTORS

For Emera’s risk factors, refer to the “Enterprise Risk and Risk Management” section of the MD&A and the “Principal Financial Risks and Uncertainties” section of Note 28, Commitments and Contingencies, to the Audited Financial Statements, which are each incorporated herein by reference, copies of which are available electronically under Emera’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

CAPITAL STRUCTURE

The authorized capital of Emera consists of an unlimited number of common shares, an unlimited number of first preferred shares and an unlimited number of second preferred shares. Each class of preferred shares is issuable in series.

As at December 31, 2025, 301,754,258 common shares, 6,000,000 Series A First Preferred Shares, 10,000,000 Series C First Preferred Shares, 5,000,000 Series E First Preferred Shares, 8,000,000 Series F First Preferred Shares, 12,000,000 Series H First Preferred Shares, 8,000,000 Series J First Preferred Shares, 9,000,000 Series L First Preferred Shares, 2,200,525 Barbados DRs and 1,814,135 Bahamas DRs were issued and outstanding.

Common Shares

The holders of common shares are entitled to receive notice of and to attend all annual and special meetings of the shareholders of Emera, other than separate meetings of holders of any other class or series of shares, and to one vote in respect of each common share held at such meetings.

The holders of common shares are entitled to dividends on a pro rata basis, as and when declared by the Board. Subject to the rights of the holders of the first preferred shares and second preferred shares, if any, who are entitled to receive dividends in priority to the holders of the common shares, the Board may declare dividends on the common shares to the exclusion of any other class of shares of Emera.

On the liquidation, dissolution or winding-up of Emera, holders of common shares are entitled to participate rateably in any distribution of assets of Emera, subject to the rights of holders of first preferred shares and second preferred shares, if any, who are entitled to receive the assets of the Company on such a distribution in priority to the holders of the common shares.

There are no pre-emptive, redemption, purchase or conversion rights attaching to the common shares. The foregoing description is subject to the “Share Ownership Restrictions” section below.

Emera First Preferred Shares

The first preferred shares of each series rank on parity with the first preferred shares of every other series and are entitled to a preference over the second preferred shares, the common shares, and any other shares ranking junior to the first preferred shares with respect to the payment of dividends and the

Emera Incorporated – 2025 Annual Information Form	30

distribution of the remaining property and assets or return of capital of the Company in the liquidation, dissolution or wind-up, whether voluntary or involuntary.

In the event the Company fails to pay, in aggregate, eight quarterly dividends on any series of the first preferred shares, the holders of the first preferred shares will be entitled, for only as long as the dividends remain in arrears, to attend any meeting of shareholders of the Company at which directors are to be elected and to vote for the election of two directors out of the total number of directors elected at any such meeting.

The first preferred shares of each series are not redeemable at the option of their holders. For a summary of the terms and conditions of the Company’s authorized First Preferred Shares as of December 31, 2025, refer to Appendix “B” of this AIF.

Emera Second Preferred Shares

The second preferred shares have special rights, privileges, restrictions and conditions substantially similar to the first preferred shares, except that the second preferred shares rank junior to the first preferred shares with respect to the payment of dividends, repayment of capital and the distribution of assets of Emera in the event of liquidation, dissolution or winding-up of Emera. As at December 31, 2025, Emera had not issued any second preferred shares.

Share Ownership Restrictions

As required by the Reorganization Act and pursuant to the Privatization Act, the Articles of Emera provide that no person, together with associates thereof, may subscribe for, have transferred to that person, hold, beneficially own or control, directly or indirectly, otherwise than by way of security only, or vote, in the aggregate, voting shares of Emera to which are attached more than 15 per cent of the votes attached to all outstanding voting shares of Emera.

The common shares, and in certain circumstances the Series A First Preferred Shares, Series C First Preferred Shares, Series E First Preferred Shares, Series F First Preferred Shares, Series H First Preferred Shares, Series J First Preferred Shares and Series L First Preferred Shares are considered to be voting shares for purposes of the constraints on share ownership.

Emera’s Articles contain provisions for the enforcement of these constraints on share ownership including provisions for suspension of voting rights, forfeiture of dividends, prohibitions of share transfer and issuance, compulsory sale of shares and redemption, and suspension of other shareholder rights. The Board may require shareholders to furnish statutory declarations as to matters relevant to enforcement of the restrictions.

Emera Incorporated – 2025 Annual Information Form	31

CREDIT RATINGS

Emera has the following credit ratings by the Rating Agencies:

	Moody’s	S&P	Fitch
Corporate	Baa3	BBB-	BBB
Outlook	Negative	Stable	Stable
Senior unsecured debt program	Baa3	BBB-	BBB
Hybrid Notes	Ba1	BB+	BB+
Junior Subordinated Notes (1)	Ba1	BB+	BB+
First Preferred Shares	N/A	P-3 (high)	BB+
(1)	The Junior Subordinated Notes were issued by EUSHI Finance and are fully and unconditionally guaranteed by Emera and its subsidiary, Emera US Holdings Inc.

Ratings are intended to provide investors with an independent measure of the credit quality of an issue of securities and are indicators of the likelihood of the payment capacity and willingness of an issuer to meet its financial commitment in accordance with the terms of the obligation. The credit ratings assigned by the Rating Agencies are not recommendations to buy, sell, or hold securities in as much as such ratings are not a comment upon the market price of the securities or their stability for a particular investor. The credit ratings assigned to the securities may not reflect the potential impact of all risks on the value of the securities. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a Rating Agency in the future if in its judgment circumstances so warrant.

Moody’s

Moody’s credit ratings are on a long-term debt rating scale that ranges from Aaa to C, representing the range from highest to lowest quality of such rated securities. The rating of Baa3 obtained from Moody’s in respect of the senior unsecured debt is the fourth highest of nine available rating categories and indicates that the obligations are subject to moderate credit risk. As such, they are considered medium-grade and may possess speculative characteristics. The rating of Ba2 from Moody’s in respect of the Hybrid Notes is characterized as having speculative elements and being subject to substantial credit risk. It is the fifth highest of nine available rating categories. Moody’s appends numerical modifiers 1, 2 and 3 to each generic rating classification from Aa through Caa. The modifier 1 indicates that the obligation ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates a ranking in the lower end of that generic rating category.

S&P

S&P’s credit ratings are on a long-term debt scale that ranges from AAA to D, representing the range from highest to lowest quality of such rated securities. The issuer rating of BBB obtained from S&P in respect of the corporate rating indicates that the issuer has adequate capacity to meet its financial commitments. The issue rating of BBB- from S&P in respect of the senior unsecured debt indicates that the obligations exhibit adequate protection parameters. The issue rating of BB+ from S&P in respect of the Hybrid Notes indicates that the obligations exhibit adequate projection parameters in the near term however the obligor may not have the capacity to meet its obligations in the long term. The issue and issuer ratings of BBB and BB are the fourth and fifth highest, respectively, of ten available ratings categories and the addition of either a “(+)” or a “(-)” designation after a rating indicates the relative standing within a particular category. In each case, however, adverse economic conditions or changing circumstances are more likely to lead to weakened capacity of the obligor to meet its financial commitments on the obligation.

A P-3 (high) rating with respect to Emera’s issued and outstanding First Preferred Shares is the third highest of the eight standard categories of ratings utilized by S&P for preferred shares.

Emera Incorporated – 2025 Annual Information Form	32

Fitch

Fitch’s credit ratings are on a long-term debt scale that ranges from AAA to D, representing the range from highest to lowest quality of such rated securities. The rating of BBB obtained from Fitch in respect of the senior unsecured debt is the fourth highest of nine available rating categories and indicates that the issuer has adequate capacity to meet its financial commitments. The rating of BB from Fitch in respect of the Hybrid Notes is characterized as having elevated default risk however business or financial flexibility exists that support servicing the financial commitments. The BB rating from Fitch is the fifth highest of nine available ratings categories and the addition of either a “(+)” or a “(-)” designation after a rating indicates the relative standing within a particular category. In each case, however, adverse economic conditions or changing circumstances are more likely to lead to weakened capacity of the obligor to meet its financial commitments on the obligation.

Emera has made, or will make, payments in the ordinary course to the Rating Agencies in connection with the assignment of ratings on both Emera and its securities. In addition, Emera has made customary payments in respect of certain subscription services provided to Emera by the Rating Agencies during the last two years.

For further information on the credit ratings of Emera and its subsidiaries, refer to the “Credit Ratings” section of the MD&A, which is hereby incorporated by reference, a copy of which is available electronically under Emera’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

DIVIDENDS

Any dividend payments will be at the Board’s discretion based upon earnings and capital requirements and any other factors as the Board may consider relevant. Emera has increased dividends per common share paid for 19 consecutive years and has provided annual dividend growth guidance of one to two per cent.

Emera maintains the Dividend Reinvestment Plan, which provides an opportunity for shareholders to reinvest dividends and to participate in optional cash contributions for the purpose of purchasing common shares. This plan provides for a discount of up to 5 per cent from the average market price of Emera’s common shares for common shares purchased in connection with the reinvestment of cash dividends. The discount was 2 per cent in 2025.

The Board approved the payment of the following dividends during the last three completed fiscal years, as summarized in the following table:

Class of Shares	2025	2024	2023

Common Shares(1), (2), (3)	$2.9075	$2.8775	$2.7875

Series A First Preferred Shares(4)	$0.7186	$0.5456	$0.5456

Series B First Preferred Shares(5)	$0.9451	$1.6966	$1.5583

Series C First Preferred Shares(6)	$1.6085	$1.6085	$1.2873

Series E First Preferred Shares	$1.1250	$1.1250	$1.1250

Series F First Preferred Shares(7)	$1.3406	$1.0505	$1.0505

Series H First Preferred Shares(8)	$1.5810	$1.5810	$1.3140

Series J First Preferred Shares(9)	$1.0625	$1.0625	$1.0625

Series L First Preferred Shares(10)	$1.1500	$1.1500	$1.1500

(1) On September 20, 2023, Emera approved an increase in the annual common share dividend rate from $2.76 to $2.87. The first payment was effective November 15, 2023.
(2) On September 18, 2024, Emera approved an increase in the annual common share dividend rate from $2.87 to $2.90. The first payment was effective November 15, 2024.

Emera Incorporated – 2025 Annual Information Form	33

(3)   On September 25, 2025, Emera approved an increase in the annual common share dividend rate from $2.90 to $2.93. The first payment was effective November 15, 2025.

(4)   The Series A First Preferred Shares annual dividend rate was reset from $0.5456 to $1.2376 for the five year period commencing August 15, 2025 and ending on (and inclusive of) August 14, 2030.

(5)   The Series B First Preferred Shares were all converted to Series A First Preferred Shares on August 15, 2025.

(6)   The Series C First Preferred Shares annual dividend rate was reset from $1.18024 to $1.60852 for the five year period commencing August 15, 2023 and ending on (and inclusive of) August 14, 2028.

(7)   The Series F First Preferred Shares annual dividend rate was reset from $1.0505 to $1.43724 for the five year period commencing February 15, 2025 and ending on (and inclusive of) February 14, 2030.

(8)   The Series H First Preferred Shares annual dividend rate was reset from $1.2250 to $1.5810 for the five year period commencing August 15, 2023 and ending on (and inclusive of) August 14, 2028.

(9)   The Series J First Preferred Shares with an annual dividend rate of $1.0625 (per share) were issued April 6, 2021.

(10)  The Series L First Preferred Shares with an annual dividend rate of $1.150 (per share) were issued September 24, 2021.

Pursuant to the Income Tax Act (Canada) and corresponding provincial legislation, all dividends paid on Emera’s common shares and first preferred shares qualify as eligible dividends.

MARKET FOR SECURITIES

Trading Price and Volume

Emera’s common shares, Series A First Preferred Shares, Series C First Preferred Shares, Series E First Preferred Shares, Series F First Preferred Shares, Series H First Preferred Shares, Series J First Preferred Shares and Series L First Preferred Shares are currently listed and posted for trading on the TSX under the symbols “EMA”, “EMA.PR.A”, “EMA.PR.C”, “EMA.PR.E”, “EMA.PR.F”, “EMA.PR.H”, “EMA.PR.J” and “EMA.PR.L”, respectively. Emera’s common shares are also listed on the NYSE under the symbol “EMA”. The Barbados DRs are listed on the BSE under the symbol EMABDR. The Bahamas DRs are listed on the BISX under the symbol EMAB. The trading volume and high and low price for Emera’s common shares and preferred shares for each month of 2025 are set out In Appendix “C” of this AIF.

ATM Program

On December 5, 2025, Emera renewed its ATM Program by filing a prospectus supplement dated December 5, 2025 to the Company’s Canadian short form base shelf prospectus filed on December 5, 2025 with the securities regulatory authorities in each of the provinces of Canada; and a U.S. prospectus supplement dated December 5, 2025 to the Company’s U.S. base prospectus included in its U.S. registration statement on Form F-10, also filed on December 5, 2025 with the SEC. The ATM Program will allow the Company to issue up to $600 million of common shares from treasury to the public from time to time, at the Company’s discretion, at the prevailing market price. The ATM Program is expected to remain in effect until January 5, 2029. For more information on the ATM Program, refer to “General Development of the Business – Financing Activity – ATM Program” section above.

Emera Incorporated – 2025 Annual Information Form	34

DIRECTORS AND OFFICERS

Directors

The following information is provided for each Director of Emera as at December 31, 2025:

Name, Residence, Principal Occupations During the Past Five Years	Director Since (2)	Committees(3)

Karen H. Sheriff (Chair), Picton, Ontario, Canada Chair of the Board since February 2025. Ms. Sheriff is past President and CEO of Q9 Networks Inc., and prior to that, President and CEO of Bell Aliant, Inc., from 2008 to 2014. She held senior leadership positions for more than nine years with BCE Inc. and currently serves on the BCE Inc. Board of Directors. She is a former member of the Board of Directors of CPP Investments and WestJet Airlines Ltd.	2021	(4)

Scott C. Balfour, Halifax, Nova Scotia, Canada

A Director and President and Chief Executive Officer of Emera since March 2018. Mr. Balfour is a Director of many Emera subsidiaries, including being Chair of Tampa Electric Company and Nova Scotia Power Inc. He is a former director of Martinrea International Inc. He was Chief Operating Officer from 2016 to 2018 and was Executive Vice President and Chief Financial Officer of Emera from April 2012 to March 2016. From 1994 to 2011 he was Chief Financial Officer and then President of Aecon Group Inc., a Canadian publicly traded construction and infrastructure development company. He is also past Chair of the Ontario Energy Association.

	2018	(5)

James V, Bertram, Calgary, Alberta, Canada Chair of the Board, Keyera Corporation. Formerly President, and Chief Executive Officer of Keyera from 1998 until 2015, when he became Executive Chair. Director of Methanex Corporation, the world’s largest producer and supplier of methanol to major international markets.	2018	Member of MRCC and NCGC

Isabelle Courville, Montréal, Québec, Canada

Chair of the Board of Canadian Pacific Kansas City and previously served as President of Hydro-Québec Distribution and Hydro Québec TransÉnergie, as well as President of Bell Canada’s Enterprise Group and President and Chief Executive Officer of Bell Nordiq. Currently a member of the Board of Veolia Environment S.A., a French transnational company. Member of the Board of Directors of the Institute for Governance of Private and Public Organizations.

	2025(1)	Member of AC and MRCC

Henry E. Demone, Lunenburg, Nova Scotia, Canada Former Chair of High Liner Foods, the leading North American processor and marketer of value-added frozen seafood. Mr. Demone was President of High Liner Foods since 1989 and its President and Chief Executive Officer from 1992 to May 2015. He was interim Chief Executive Officer of High Liner Foods from August 2017 until April 2018. Former Director of Saputo Inc. from June 2012 to September 2024.	2014	Chair of MRCC and Member of NCGC

Paula Y. Gold-Williams, San Antonio, Texas, U.S. Former President and CEO of CPS Energy, a fully integrated electric and natural gas municipal utility based in San Antonio, Texas. Currently serves as the Co-Chair of the Keystone Policy Center. Energy Pillar Co-Chair of Dentons’ Global Smart Cities & Communities Initiatives and Think Tank. A Director of ReNew Energy Global Plc, a renewable energy company based in India. Member of the Nasdaq’s Center for Board Excellence.	2022	Member of AC and MRCC

Kent M. Harvey, New York, New York, U.S. Former Chief Financial Officer for PG&E Corporation, an energy-based holding company, and the parent of Pacific Gas and Electric Company, one of the largest combined natural gas and electric energy companies in the United States.	2017	Chair of AC and Member of SRC

Emera Incorporated – 2025 Annual Information Form	35

Name, Residence, Principal Occupations During the Past Five Years	Director Since (2)	Committees (3)

B. Lynn Loewen, FCPA, FCA, Montreal, Quebec, Canada

Member of the Board of Directors of National Bank of Canada, a Canadian Chartered Bank, Chair of its Audit Committee and member of its Risk Management and Technology Committees. Member of the Board of Directors of Kinaxis Inc., a Canadian company that has been revolutionizing supply chain management for more than three decades. She is the Chair of Kinaxis’ Audit Committee. Chancellor of Mount Allison University, Chair of its Nominating and Governance Committee and a member of the Executive Committee since 2018. She is the former President of Minogue Medical Inc., a Canadian supplier of innovative medical technologies, supplies and equipment Former member of the Board of Directors of Gildan Activewear Inc. a Canadian apparel manufacture, from April 2024 to May 2024 and former member of the Board of Directors of Xplore Inc., a Canadian broadband service provider, and a member of its Audit Committee from 2021 to 2023.

	2013	Member of AC and NCGC
Brian J. Porter, Toronto, Ontario, Canada Former President and CEO of The Bank of Nova Scotia, operating as Scotiabank, a global bank operating in Canada and the Americas, from November 2013 until his retirement in January 2023. Chair of the Board of Governors of Huron University College at Western University, Chair of the Building Ontario Fund and Chair of the Atlantic Salmon Federation (Canada). Director of Fairfax Financial Holdings Ltd. Previously served as Chair of the University Health Network Board of Trustees.	2024	Member of MRCC and SRC
Ian E. Robertson, Oakville, Ontario, Canada A principal of the Northern Genesis Capital Group, an investment group focused on identifying and investing in energy transition businesses. Former CEO of Algonquin Power & Utilities Corp. (Algonquin Power). Former member of the Board of Directors of Northern Genesis Acquisition Corp., Northern Genesis Acquisition Corp. II and Northern Genesis Acquisition Corp. III. Former Director of Embark Technology, Inc., an autonomous vehicle company, Largo Resources Ltd., Algonquin Power and Atlantica Sustainable Infrastructure plc.	2022	Chair of SRC and Member of AC

M. Jacqueline Sheppard, Calgary, Alberta, Canada

Formerly Chair of the Board from May 2014 until February 2025.(6) Director of Suncor Energy Inc., a Canadian integrated energy company and of ARC Resources Ltd., a publicly traded Canadian energy company. Former Director of Alberta Investment Management Corporation (AIMCo), an institutional investment manager. Former Executive Vice President, Corporate and Legal of Talisman Energy Inc. Founder and former Lead Director of Black Swan Energy Inc., an Alberta upstream energy company, which was sold in July 2021. Former Director of Cairn Energy PLC, a publicly traded UK-based international upstream company, as well as former director of the general partner of Pacific Northwest LNG LP and Chair of the Research and Development Corporation of the Province of Newfoundland and Labrador, a provincial Crown corporation, until June 2014.

	2009	—
Jochen E. Tilk, Toronto, Ontario, Canada Former Executive Chair of Nutrien Ltd., a Canadian global supplier of agricultural products and services based in Saskatoon, Saskatchewan. Former President and Chief Executive Officer of Potash Corporation of Saskatchewan. Mr. Tilk is Chair of the Board of AngloGold Ashanti Limited, a publicly listed international gold mining company, based in London, U.K. He is also Chair of the Princess Margaret Cancer Foundation, a not-for-profit organization.	2018	Chair of NCGC, Member of MRCC and SRC
Carla M. Tully, Arlington, Virginia, U.S. Former Chief Executive Officer and Co-Founder of Earthrise Energy, PBC, an energy transition company. Currently, serves on the boards of the Nikola Corporation, Pattern Energy and the Citizens for Responsible Energy Solutions Forum. She is also a Senior Advisor for the Canadian Pension Plan Investment Board (CPPIB) and an advisor to several energy transition startups.	2024	Member of AC and SRC

Emera Incorporated – 2025 Annual Information Form	36

(1)  It was announced by the Company on September 17, 2025, that Isabelle Courville had been appointed to Emera’s Board of Directors.

(2)  Denotes the year the individual became a Director of Emera. Directors are elected for a one year term which expires at the termination of Emera’s annual general meeting.

(3)  Board Committees as of December 31, 2025: Audit Committee (AC), Safety and Risk Committee (SRC), Management Resources and Compensation Committee (MRCC), and Nominating and Corporate Governance Committee (NCGC).

(4)  Ms. Sheriff was appointed as Chair of the Board of Emera effective February 21, 2025. As Chair of the Board, she is no longer a member of any committee but attends all committee meetings.

(5)  Mr. Balfour is not a member of any committee as he is the President and Chief Executive Officer of the Company but attends all committee meetings.

(6)  Ms. Sheppard retired from Emera’s Board of Directors, effective January 20, 2026.

Officers

The Officers of Emera as at December 31, 2025 were as follows:

Name and Residence	Principal Occupations During the Past Five Years
Scott C. Balfour President and Chief Executive Officer Halifax, Nova Scotia, Canada	A Director and President and Chief Executive Officer of Emera since March 2018.(1)
Jared B. Green Chief Financial Officer (2) Halifax, Nova Scotia, Canada

Chief Financial Officer of Emera since December 2025. Before joining Emera, Jared served as President and CEO of TriSummit Utilities, formerly AltaGas Canada, a regulated natural gas utility and renewable power business. He previously held senior roles at AltaGas Ltd., including President, Canadian Utilities; President, ENSTAR Natural Gas Company; and Vice President and Corporate Controller.

Archibald Collins (3) President and Chief Executive Officer, Tampa Electric Company Tampa, Florida, U.S.

President and CEO of Tampa Electric since May 2021. Prior to this, has served as President and Chief Operating Officer of Emera Caribbean, President and CEO of Grand Bahama Power, Executive Vice President Commercial Operations with Emera Energy, and Chief Operating Officer of Tampa Electric.

Peter Gregg (4) President and Chief Executive Officer, NSPI (5) Halifax, Nova Scotia, Canada

President and Chief Executive Officer of NSPI since October 2020, and Chair of ENL. Prior to that the President and Chief Executive Officer of the Independent Electricity System Operator in Ontario. Previously, the President and Chief Executive Officer of Enersource from 2014 to 2016 and before that Chief Operating Officer at Hydro One Networks.

Karen E. Hutt Chief Strategy and Growth Officer Halifax, Nova Scotia, Canada

Chief Strategy and Growth Officer since 2025. Prior to that, Executive Vice-President, Business Development and Strategy of Emera since October 2019. Previously, President and Chief Executive Officer of NSPI since August 2016.

Helen Wesley (6) President & Chief Executive Officer, Peoples Gas System Tampa, Florida, U.S.	President and CEO of Peoples Gas since 2020. Prior to this, she was with ENMAX Corporation, where she served as CFO and executive vice president of finance and information technology.
R. Michael Roberts Chief Human Resources Officer Halifax, Nova Scotia, Canada	Chief Human Resources Officer of Emera and NSPI since December 2014. Director of EBPC since March 2024.
Michael R. Barrett Executive Vice-President and General Counsel Halifax, Nova Scotia, Canada

Executive Vice-President and General Counsel of Emera since July 2022. Prior to this, General Counsel of Emera since November 2017. Prior to joining Emera, Senior Partner and head of the power and climate change practice groups at Bennett Jones LLP in Toronto.

Emera Incorporated – 2025 Annual Information Form	37

Name and Residence	Principal Occupations During the Past Five Years
Brian C. Curry Corporate Secretary Halifax, Nova Scotia, Canada

Corporate Secretary of Emera since November 2023 and prior to that Associate Corporate Secretary, Emera. Former Senior Director Regulatory and Corporate Secretary, NSPI from February 2021 to February 2023, Senior Regulatory Counsel and Corporate Secretary, NSPI from January 2020 to February 2021 and Regulatory Counsel from January 2015 to January 2020.

(1)	Mr. Balfour’s principal occupations during the past five years are described above in the Directors table.
(2)	Effective December 1, 2025, Jared B. Green became Emera’s new Chief Financial Officer, succeeding Greg W. Blunden.
(3)

Mr. Collins is included in Emera’s list of Officers in his capacity as the President and CEO of TEC, which comprises the Florida Electric Utility segment, a principal business unit of Emera. Mr. Collins also has oversight and responsibility for Corporate Safety for Emera.

(4)

Mr. Gregg is included in Emera’s list of Officers in his capacity as the President and CEO of NSPI and Chair of ENL, which together comprises a substantial portion of the Canadian Electric Utilities segment, a principal business unit of Emera. Mr. Gregg also has oversight and responsibility for Corporate Sustainability and Environment for Emera.

(5)

It was announced on February 10, 2026 that Mr. Vivek Sood will succeed Mr. Gregg as President and CEO of NSPI effective March 1, 2026. Mr. Gregg will become Executive Vice President, Strategy and Policy for Emera.

(6)

Ms. Wesley is included in Emera’s list of Officers in her capacity as the President and CEO of PGS, which comprises a substantial portion of the Gas Utilities and Infrastructure segment, a principal business unit of Emera. Ms. Wesley also has oversight and responsibility for Enterprise Risk and Insurance for Emera.

As at December 31, 2025, the Directors and Officers, in total, beneficially owned or controlled, directly or indirectly, 269,301 common shares or less than 1 per cent of the issued and outstanding common shares of Emera, before giving effect to the exercise of options to purchase common shares held by such Directors and Officers. The Company collects this information from the Directors and Officers but otherwise Emera has no direct knowledge of individual holdings of Emera’s securities.

AUDIT COMMITTEE

The Audit Committee of Emera is composed of the following six members, all of whom are independent Directors: Kent M. Harvey (Chair), Isabelle Courville, Paula Gold-Williams, B. Lynn Loewen, Ian E. Robertson and Carla M. Tully. The responsibilities and duties of the Audit Committee are set out in the Audit Committee’s Charter, a copy of which is attached as Appendix “D” to this AIF.

The Board believes that the composition of the Audit Committee reflects a high level of financial literacy and experience. Each member of the Audit Committee has been determined by the Board to be “financially literate” as such term is defined under Canadian securities laws. The Board has made these determinations based on the education and breadth and depth of experience of each member of the Audit Committee. The following is a description of the education and experience of each member of the Audit Committee that is relevant to the performance of his or her responsibilities as a member of the Audit Committee:

Kent M. Harvey, Committee Chair

Former Chief Financial Officer for PG&E Corporation, an energy-based holding company headquartered in San Francisco. PG&E Corporation is the parent company of Pacific Gas and Electric Company, one of the largest combined natural gas and electric energy companies in the United States. In over 33 years with PG&E Corporation, Mr. Harvey held progressively senior roles before he retired in 2016, including Senior Vice President and Chief Financial Officer 2009 to 2015, Senior Vice President, Chief Risk and Audit Officer 2005 to 2009. He was Senior Vice President, Chief Financial Officer and Treasurer with Pacific Gas and Electric Company, a subsidiary of PG&E Corporation, from 2000 to 2005. He holds a Bachelor’s degree in Economics and a Master’s degree in Engineering, both from Stanford University.

Isabelle Courville

Ms. Courville is the former President of Hydro Quebec Distribution and Hydro-Quebec TransEnergie and has held various executive roles at Bell Canada, including President of Bell Canada’s Enterprise Group and

Emera Incorporated – 2025 Annual Information Form	38

President and Chief Executive Officer of Bell Nordiq. Ms. Courville is Chair of the Board of Canadian Pacific Kansas City (CPKC) and has chaired its Audit and Finance Committee as well as its Management Resources and Compensation Committee. Chair of the Board of Laurentian Bank from 2013 until 2019 and served on the Board of Directors of SNC-Lavalin Group Inc., Gecina S.A., a France-based real estate investment trust, and Miranda Technologies, a world-leading provider of hardware and software solutions for the television broadcast, cable, satellite and IPTV industry. In addition to CPKC, Ms. Courville is currently a member of the Board of Veolia Environment S.A., a French transnational company with activities in three main service and utility areas traditionally managed by public authorities—water management, waste management and energy services. She is also a member of the Board of Directors of the Institute for Governance of Private and Public Organizations. Ms. Courville holds a degree in Engineering Physics from the École Polytechnique de Montréal and a Bachelor’s Degree in Civil Law from McGill University. In 2021, she became Fellow of the Institute of Corporate Directors, Canada’s preeminent distinction for Directors.

Paula Y. Gold-Williams

She is the former President and CEO of CPS Energy, a fully integrated electric and natural gas municipal utility based in San Antonio, Texas. Ms. Gold-Williams served in positions of increasing responsibility at CPS Energy before becoming CEO in 2015. She held multiple other positions during her 17-year career at CPS Energy, including Group EVP – Financial & Administrative Services, CFO and Treasurer. She was also Co-Chair of the Keystone Policy Center, having been a member of both the Policy Center and its Energy Board since 2016. She serves as an Energy Pillar Co-Chair of Dentons’ Global Smart Cities & Communities Initiatives and Think Tank. She is also a member of the board of directors of ReNew Energy Global Plc, a renewable energy company based in India. She is also a member of the Nasdaq’s Center for Board Excellence, a community of like-minded board members, leaders, and innovators committed to advancing corporate governance best practices and effectiveness. Previously, Ms. Gold-Williams held other board positions, including serving on the United States’ Secretary of Energy’s Advisory Board; being a First Vice Chair of the Electric Power Resource Institute (EPRI); a member and designated Chair Pro Tem of the Federal Reserve Bank of Dallas’ San Antonio Branch; and a past-Chair of the San Antonio Chamber of Commerce. She holds an Associate Degree in Fine Arts from San Antonio College and a BBA in accounting from St. Mary’s University in Texas. She earned a Finance and Accounting MBA from Regis University in Denver, Colorado. She is a Certified Public Accountant and a Chartered Global Management Accountant.

B. Lynn Loewen, FCPA, FCA

Former President of Minogue Medical Inc., a Canadian supplier of innovative medical technologies, supplies and equipment. From 2008 to 2011, President of Expertech Network Installation Inc., a Canadian network infrastructure service provider. Ms. Loewen also held key positions with Bell Canada Enterprises, as Vice President of Finance Operations from 2005 to 2008, and as Vice President of Financial Controls from 2003 to 2005. Earlier in her career, she was with Air Canada Jazz where she held positions of increasing responsibility, including Chief Financial Officer and Vice President of Corporate Services. Ms. Loewen is a member of the Board of Directors of National Bank of Canada, serving as Chair of the Audit Committee and as a member of the Risk Management and Technology Committees. She is also a member of the Board of Directors of Kinaxis Inc., a Canadian company that has been revolutionizing supply chain management for more than three decades. She serves as Kinaxis’ Audit Committee Chair. Chancellor of Mount Allison University, Chair of its Nominating and Governance Committee and a member of its Executive Committee from 2018 to 2025 and a member of its Board of Regents from 1998 to 2008, serving as Chair from 2007 to 2008. Ms. Loewen was a member of the Board of Directors of Gildan Activewear Inc., a Canadian apparel manufacturer in 2024. She was a member of the Board of Directors of Xplore Inc., a Canadian broadband service provider, and a member of its Audit Committee from 2021 to 2023. She is also a former member of the Public Sector Pension Investment Board from 2001 to 2007, where she served on the Audit and Conflicts Committee from 2003 to 2007 and as Audit and Conflicts Committee Chair from 2006 to 2007. She was also Chair of its Governance Committee from 2003 to 2006. She holds a Bachelor of Commerce from Mount Allison University. Fellow of the Chartered Professional Accountants of Nova Scotia and has received the Directors Designation from the Institute of Corporate Directors.

Emera Incorporated – 2025 Annual Information Form	39

Ian E. Robertson

He is a principal of the Northern Genesis Capital Group, an investment group focused on identifying and investing in energy transition businesses. Former CEO of Algonquin Power & Utilities Corp. (Algonquin Power), a publicly traded, diversified international generation, transmission, and distribution utility. Founder and principal of Algonquin Power Corporation Inc., a private independent power developer formed in 1988 and predecessor organization to Algonquin Power. Over 30 years of experience in the development of electric power generating projects and the operation of diversified regulated utilities. Former Member of the Board of Directors of Northern Genesis Acquisition Corp., Northern Genesis Acquisition Corp. II and Northern Genesis Acquisition Corp. III and a former Director of Embark Technology, Inc., an autonomous vehicle company, Largo Resources Ltd., and Lion Electric Company. Mr. Robertson is an electrical engineer and holds a Professional Engineering designation through his Bachelor of Applied Science degree awarded by the University of Waterloo. He earned a Master of Business Administration degree from York University’s Schulich School of Business. He holds a Chartered Financial Analyst designation, as well as a global professional Master of Laws degree from the University of Toronto. He received a Chartered Director designation from the Directors College of McMaster University.

Carla M. Tully

She is the former Chief Executive Officer and Co-Founder of Earthrise Energy, PBC, an energy transition company she developed and grew into a successful independent power producer. Previously served as Executive Vice President and Managing Director of Renewable Energy at MAP Energy, a $2.4 billion energy investment firm where she scaled the company’s renewable energy development business. At The AES Corporation, a global Fortune 500 utility and energy generation company, Ms. Tully held key senior leadership roles, including President of AES UK and Ireland. Ms. Tully serves on the boards of Pattern Energy and the Citizens for Responsible Energy Solutions Forum. She is a Senior Advisor for the Canadian Pension Plan Investment Board (CPPIB) and an advisor to several energy transition startups. She also served on the Board of Nikola Corporation. She holds a Master of Business Administration from Columbia Business School, a Master of Arts in Law and Diplomacy from the Fletcher School at Tufts University, and a bachelor’s degree in international relations and economics from the University of Southern California. She received the 2016 UK Institute of Directors’ Award – Director of the Year for Corporate Responsibility.

Audit and Non-Audit Services Pre-Approval Process

The Audit Committee is responsible for the oversight of the work of the external auditors. As part of this responsibility, the Audit Committee is required to pre-approve the audit and non-audit services performed by the external auditors in order to assure that they do not impair the external auditors’ independence from the Company. Accordingly, the Audit Committee has adopted an Audit and Non-Audit Pre-Approval Policy, which sets forth the procedures and the conditions pursuant to which services proposed to be performed by the external auditors may be pre-approved.

Unless a type of service has received the pre-approval of the Audit Committee, it will require specific approval by the Audit Committee if it is to be provided by the external auditors. Any proposed services exceeding the pre-approved cost levels will also require specific approval by the Audit Committee.

Emera Incorporated – 2025 Annual Information Form	40

Auditors’ Fees

The aggregate fees billed by Ernst & Young LLP, the Company’s external auditors, during the fiscal years ended December 31, 2025 and 2024 respectively, were as follows:

Service Fee	2025 ($)	2024 ($)
Audit Fees (1)	7,237,801	5,689,398
Audit-Related Fees (2)	1,001,206	240,080
Tax Fees (3)	292,101	323,252
All Other Fees	-	-
Total	8,531,108	6,252,730

(1)

The Auditors’ fees for the 2023 through 2025 period were based on a three-year audit fee proposal subject to auditor appointment and audit fee approval each year. The Auditors’ fees are reflective of market rates for professional services.

(2)

Audit-related fees for Emera relate to fees associated with agreed upon procedures over rate-case filings and the audit of pension plans. Audit-related fees for 2025 also include fees incurred for additional work performed in preparation of Emera’s first integrated audit required under the Sarbanes-Oxley Act in 2026.

(3)	Tax fees for Emera relate to tax compliance services and general tax consulting advice on various matters.

CERTAIN PROCEEDINGS

To the knowledge of Emera, none of the Directors or Officers of the Company:

(1)	are, as at the date of this AIF, or have been, within ten years before the date of this AIF, a director, chief executive officer or chief financial officer of any company that:

(a)	was subject to an Order that was issued while the Director or Officer was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)

was subject to an Order that was issued after the Director or Officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer of chief financial officer;

(2)

with the exception of Ms. Tully as set forth below, are, as at the date of this AIF, or have been within ten years before the date of this AIF, a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangements or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets;

(3)

have, within the ten years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed nominee; or

(4)

have been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory body or has entered in a settlement agreement with a securities regulatory body, or is subject to any penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor making an investment decision.

Carla M. Tully was a director of Nikola Corporation (“Nikola”) until December 12, 2025. In February, 2025, Nikola announced that it and certain of its subsidiaries had filed voluntary petitions under Chapter 11 of the Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware. In September, 2025, the U.S. Bankruptcy Court entered an order confirming Nikola’s Plan of Liquidation, which contemplated the establishment of a Liquidating Trust to complete the wind-down of Nikola’s operations.

Emera Incorporated – 2025 Annual Information Form	41

CONFLICTS OF INTEREST

There are no existing or potential material conflicts of interest between Emera or any of its subsidiaries and any Director or Officer of Emera or any of its subsidiaries.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

To the knowledge of Emera, there are no legal proceedings that individually or together could potentially involve claims against Emera or its subsidiaries for damages totaling 10 per cent or more of the current assets of Emera, exclusive of interest and costs.

During Emera’s most recently completed financial year, there have been no (a) penalties or sanctions imposed against Emera by a court relating to securities legislation or by a securities regulatory authority, (b) other penalties or sanctions imposed by a court or regulatory body against Emera that would likely be considered important to a reasonable investor in making an investment decision, and (c) settlement agreements entered into by Emera before a court relating to securities legislation or with a securities regulatory authority.

NO INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

None of the following persons or companies, namely (a) a Director or Officer of Emera, (b) a person or company that is the direct or indirect beneficial owner of, or who exercises control or direction over, more than 10 per cent of any class or series of Emera’s outstanding voting securities, or (c) an associate or affiliate of any person or company named in (a) or (b), had a material interest in any transaction involving Emera within Emera’s last three completed financial years or during the current financial year that has materially affected or is reasonably expected to materially affect Emera.

MATERIAL CONTRACTS

Emera did not enter into any material contracts outside the ordinary course of business during the year ended December 31, 2025, nor has it entered into any material contracts outside the ordinary course of business prior to the year ended December 31, 2025 that are still in effect as at the date of this AIF.

TRANSFER AGENT AND REGISTRAR

TSX Trust Company acts as Emera’s transfer agent and registrar for Emera’s common shares and first preferred shares. Registers for the registration and transfer of these securities of Emera are kept at TSX Trust Company’s principal offices in Halifax, Montreal and Toronto. Equiniti Trust Company, LLC, with its principal office at 28 Liberty Street, Floor 53, New York, New York 10005, USA, acts as Emera’s US transfer agent and registrar for its common shares.

EXPERTS

Ernst & Young LLP are the external auditors of Emera. Ernst & Young LLP report that they are independent in the context of the CPA Code of Professional Conduct of the Chartered Professional Accountants of Nova Scotia and are in compliance with Rule 3520 of the Public Company Accounting Oversight Board (United States).

Emera Incorporated – 2025 Annual Information Form	42

ADDITIONAL INFORMATION

Additional information relating to Emera may be found under Emera’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov, or upon request to the Corporate Secretary, Emera Incorporated, P.O. Box 910, Halifax, N.S., B3J 2W5, or telephone (902) 233-4084. Additional information, including Directors’ and Officers’ remuneration and indebtedness, principal holders of Emera’s securities and securities authorized for issuance under equity compensation plans, is contained in Emera’s information circular for the most recent annual meeting of Emera’s common shareholders. Additional financial information is provided in Emera’s Audited Financial Statements and MD&A.

At any time, Emera will provide to any person upon request to the Corporate Secretary, a copy of the Emera Code of Conduct. Alternatively, a copy of the Emera Code of Conduct is available electronically under Emera’s profile on SEDAR+ at www.sedarplus.ca, on EDGAR at www.sec.gov and on its corporate website at www.emera.com.

Emera Incorporated – 202 5 Annual Information Form	43

APPENDIX “A” - Definitions of Certain Terms

For convenience, certain terms used throughout this AIF shall have the following meanings:

“adjusted net income” has the meaning ascribed to it in the “Non-GAAP Financial Measures and Ratios” section of the MD&A, which is incorporated herein by reference, a copy of which is available electronically under Emera’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov;

“AFUDC” means allowance for funds used during construction and represents the cost of financing regulated construction projects and is capitalized to the cost of property, plant and equipment, where permitted by the regulator;

“AIF” or “Annual Information Form” means this 2025 Annual Information Form of Emera;

“Atlantic Canada” means the region of Canada consisting of the Provinces of New Brunswick, Newfoundland and Labrador, Nova Scotia and Prince Edward Island;

“ATM Program” means an at-the-market distribution program allowing Emera to issue common shares from treasury at the prevailing market price.

“Audited Financial Statements” means the audited consolidated financial statements of Emera as at and for the years ended December 31, 2025 and December 31, 2024, together with the auditors’ report thereon, a copy of which is available electronically under Emera’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov;

“Bahamas DRs” means the DRs listed on BISX;

“Barbados DRs” means the DRs listed on the BSE;

“BISX” means The Bahamas International Securities Exchange;

“Bear Swamp” means Bear Swamp Power Company, LLC, a 633 MW pumped storage hydroelectric company incorporated under the laws of the State of Delaware in which Emera indirectly holds a 50 per cent interest;

“Block Energy” means Block Energy LLC, formerly Emera Technologies LLC, a wholly-owned subsidiary of Emera existing under the laws of the State of Florida.

“BLPC” means Barbados Light & Power Company Limited, a vertically integrated electric utility company incorporated under the laws of Barbados and a wholly-owned, direct subsidiary of ECI;

“Board” means the Board of Directors of Emera;

“Brooklyn Energy” means Brooklyn Power Corporation, a 30 MW biomass co-generation company incorporated under the laws of the Province of Nova Scotia and a wholly-owned direct subsidiary of Emera;

“Brunswick Pipeline” means the pipeline delivering re-gasified natural gas from the Saint John LNG gas terminal near Saint John, New Brunswick to markets in the Northeastern United States, which is owned directly by EBPC;

“BSE” means the Barbados Stock Exchange;

“CAD” means Canadian dollars;

“CER” or “Canada Energy Regulator”, means the independent regulator of EBPC.

“CIB”, means the Canada Infrastructure Bank;

“COMFIT” means the Nova Scotia Community Feed in Tariff program which was offered by the Province of Nova Scotia and enables community organizations to be involved in renewable electricity generation;

“Company” means Emera;

“Consolidated Balance Sheets” means the consolidated balance sheets contained within the Audited Financial Statements;

“Cybersecurity Incident” means a cybersecurity incident discovered by Emera and NSPI on April 25, 2025 involving unauthorized access into certain parts of its Canadian IT network and servers supporting portions of its business applications;

“Directors” mean the directors of Emera and “Director” means any one of them;

“Dividend Reinvestment Plan” or “DRIP” means the Company’s Common Shareholders’ Dividend Reinvestment and Share Purchase Plan;

“DR” means a depositary receipt representing common shares of Emera;

“DSM” means demand-side management;

“EBPC” or “Emera Brunswick Pipeline Company” means Emera Brunswick Pipeline Company Ltd., a company incorporated under the federal laws of Canada and a wholly-owned, indirect subsidiary of Emera;

Emera Incorporated – 2025 Annual Information Form	44

“ECI” means Emera (Caribbean) Incorporated, a company incorporated under the laws of Barbados and an indirect subsidiary of Emera and the parent company of BLPC and GBPC;

“EDGAR” means the SEC’s system for Electronic Data Gathering, Analysis and Retrieval available at www.sec.gov;

“EfficiencyOne” mean a federally incorporated not-for-profit third-party entity that currently holds the franchise for the provision of energy efficiency and conservation in the Province, which is deemed to be a utility under the Public Utilities Act and regulated by the NSEB.

“EIFEL” means excessive interest and financing expenses limitation;

“Electricity Act” means the Electricity Act, 2004, c. 25, s. 1. (Nova Scotia);

“Emera” means Emera Incorporated, a public company incorporated under the laws of the Province of Nova Scotia, whose common shares are listed and traded on the TSX and the NYSE under the symbol “EMA”;

“Emera Energy” means the businesses of Emera Energy Services, Brooklyn Energy and Bear Swamp;

“Emera Energy LP” means a wholly-owned subsidiary of Emera formed under the laws of the Province of Nova Scotia;

“Emera Energy Services” or “EES” means Emera Energy LP and Emera Energy Services, Inc., a natural gas and electricity marketing and trading company and a wholly-owned, indirect subsidiary of Emera incorporated under the laws of the State of Delaware, which together form a natural gas and electricity marketing and trading business;

“Emera US Finance LP” means a wholly owned indirect financing limited partnership of Emera, formed under the laws of the State of Delaware;

“EPA” means the U.S. Environmental Protection Agency;

“EUSHI Finance” means EUSHI Finance, Inc., a wholly owned indirect financing subsidiary of Emera, incorporated under the laws of the State of Delaware;

“Fair Trading Commission, Barbados” or “FTC” means the regulator of BLPC;

“FAM” means the fuel adjustment mechanism established by the NSEB;

“FERC” means the United States Federal Energy Regulatory Commission;

“Fitch” means the credit rating agency Fitch Ratings Inc;

“First Preferred Shares” means each series of Emera’s authorized first preferred shares, namely its Series 2016-A Conversion, First Preferred Shares, Series A First Preferred Shares, Series B First Preferred Shares, Series C First Preferred Shares, Series D First Preferred Shares, Series E First Preferred Shares, Series F First Preferred Shares, Series G First Preferred Shares Series H First Preferred Shares, Series I First Preferred Shares Series J First Preferred Shares and Series L First Preferred Shares;

“FPSC” means the Florida Public Service Commission, the regulator of Tampa Electric and PGS;

“GBPA” means The Grand Bahama Port Authority, the regulator of GBPC;

“GBPC” or “Grand Bahama Power Company” means Grand Bahama Power Company Limited, a vertically integrated electric utility company incorporated under the laws of the Commonwealth of The Bahamas and an indirect subsidiary of ECI;

“Government of Canada Bond Yield” on any date means the yield to maturity on such date (assuming semi-annual compounding) of a Canadian dollar denominated non-callable Government of Canada bond with a term to maturity of five years as quoted as of 10:00 a.m. (Toronto time) on such date and which appears on the Bloomberg Screen GCAN5YR Page on such date; provided that, if such rate does not appear on the Bloomberg Screen GCAN5YR Page on such date, the Government of Canada Bond Yield will mean the average of the yields determined by two registered Canadian investment dealers selected by the Company as being the yield to maturity on such date (assuming semi-annual compounding) which a Canadian dollar denominated non-callable Government of Canada bond would carry if issued in Canadian dollars at 100 per cent of its principal amount on such date with a term to maturity of five years;

“Government of Canada T-Bill Rate” means, for any quarterly floating rate period, the average yield expressed as a percentage per annum on three month Government of Canada treasury bills, as reported by the Bank of Canada, for the most recent treasury bills auction preceding the applicable floating rate calculation date;

“GHG” means greenhouse gas;

“GWh” means the amount of electricity measured in gigawatt hours;

“Hybrid Notes” means the $1.2 billion USD unsecured, fixed-to-floating subordinated notes of Emera due 2076;

Emera Incorporated – 2025 Annual Information Form	45

“IESO Nova Scotia” means the Nova Scotia Independent Energy System Operator;

“IMP” means integrity management programs;

“IPPs” means independent power producers;

“Junior Subordinated Notes” means the Subordinated Notes (2024) and the Subordinated Notes (2025);

“km” means kilometre(s);

“Labrador-Island Transmission Link Project” or “LIL” means an electricity transmission project in Newfoundland and Labrador developed by NLH (formerly, Nalcor Energy), which enables the transmission of the Muskrat Falls energy between Labrador and the island of Newfoundland;

“LNG” means liquefied natural gas;

“Lucelec” means St. Lucia Electricity Services Limited, a company incorporated under the laws of St. Lucia in which Emera holds an indirect 19.5 per cent interest through ECI;

“M&NP” means the Maritimes & Northeast Pipeline, a pipeline that transports natural gas between the Maritime Provinces and New England, in which Emera holds an indirect 12.9 per cent interest;

“Maritime Link” means the transmission project which includes two 170-km sub-sea cables between the island of Newfoundland and the Province of Nova Scotia, developed by NSP Maritime Link Inc.;

“Maritime Provinces” means the region of Canada consisting of the Provinces of Nova Scotia, New Brunswick and Prince Edward Island;

“MD&A” means Emera’s Management’s Discussion and Analysis for the fiscal year ended December 31, 2025, a copy of which is available electronically under Emera’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov;

“Moody’s” means the credit rating agency Moody’s Investor Services, Inc. a subsidiary of Moody’s Corporation;

“MW” means the amount of power measured in megawatts;

“NB Power” means New Brunswick Power Corporation, a provincial Crown corporation formed under the laws of the Province of New Brunswick, responsible for the generation, transmission and distribution of electricity in the Province of New Brunswick;

“NERC” means North American Electric Reliability Corporation;

“New England” means the region of the United States consisting of the States of Connecticut, Maine, Massachusetts, New Hampshire, Rhode Island and Vermont;

“NLH” means Newfoundland and Labrador Hydro, a company that is incorporated under a special act of the Legislature of the Province of Newfoundland and Labrador as a Crown corporation, and formerly Nalcor Energy;

“NMGC” means New Mexico Gas Company, Inc., a regulated gas distribution utility incorporated under the laws of Delaware and serving customers across New Mexico;

“NMPRC” means the New Mexico Public Regulation Commission, the regulator of NMGC;

“NPCC” means Northeast Power Coordinating Council, Inc.;

“Northeastern United States” means the region of the United States consisting of New England and the States of New Jersey, New York and Pennsylvania;

“NS Block” means the electricity transmitted through the Maritime Link from the Muskrat Falls hydroelectric project;

“NSEB” (formerly the UARB) means Nova Scotia Energy Board, the independent regulator of NSPI and NSPML;

“NSP Maritime Link Inc.” or “NSPML” means NSP Maritime Link Incorporated, a wholly-owned indirect subsidiary of Emera, incorporated under the laws of the Province of Newfoundland and Labrador, that developed the Maritime Link;

“NSPI” or “Nova Scotia Power” means Nova Scotia Power Incorporated, a vertically integrated electric utility incorporated under the laws of the Province of Nova Scotia and a wholly-owned direct and indirect subsidiary of Emera;

“NYSE” means the New York Stock Exchange;

“Officers” mean the executive officers of Emera, as defined in Part 1 of National Instrument 51-102, and “Officer” means any one of them;

“O&M expenses” means operations and maintenance expenses;

“OM&G” means operating, maintenance and general;

“OBPS” means output-based pricing system;

Emera Incorporated – 2025 Annual Information Form	46

“Order” means a cease trade order, an order similar to a cease trade order or an order that denies a company access to any exemption under securities legislation that is in effect for a period of more than 30 consecutive days;

“PGS” or “Peoples Gas System” means Peoples Gas System, Inc., formerly the Peoples Gas System Division of TEC, operating as a regulated gas distribution utility serving customers across Florida, and a wholly-owned indirect subsidiary of Emera existing under the laws of the State of Florida;

“PP&E” means property, plant and equipment;

“Privatization Act” means the Nova Scotia Power Privatization Act, S.N.S., 1992, c.8 - and all amendments thereto;

“Province” means the Province of Nova Scotia, Canada and includes, when the context requires, the provincial government of Nova Scotia, and “provincial” refers to Nova Scotia;

“Public Utilities Act” means the Public Utilities Act (Nova Scotia);

“Rating Agencies” means collectively Fitch, Moody’s and S&P, and “Rating Agency” means any one of the Rating Agencies;

“RENAC” means Repsol Energy North America Canada Partnership;

“Reorganization Act” means the Nova Scotia Power Reorganization (1998) Act, S.N.S., 1998, c.19—and all amendments thereto;

“Repsol” means Repsol S.A, the parent company of RENAC;

“RER” means the Nova Scotia Renewable Electricity Regulations;

“ROE” means return on equity;

“S&P” means the credit rating agency S&P Global Ratings, a division of S&P Global Inc.;

“SeaCoast” means SeaCoast Gas Transmission, LLC, a company incorporated under the laws of the State of Delaware and a wholly-owned indirect subsidiary of Emera;

“SEC” means the United States Securities and Exchange Commission;

“Securities Act” means the United States Securities Act of 1933, as amended;

“SEDAR+” means the System for Electronic Document Analysis and Retrieval+ of the Canadian Securities Administrators, at www.sedarplus.ca;

“Series 2016-A Conversion, First Preferred Shares” means the cumulative preferential first preferred shares, Series 2016-A of Emera;

“Series A First Preferred Shares” means the cumulative 5-year rate reset first preferred shares, Series A of Emera;

“Series B First Preferred Shares” means the cumulative floating rate first preferred shares, Series B of Emera;

“Series C First Preferred Shares” means the cumulative rate reset first preferred shares, Series C of Emera;

“Series D First Preferred Shares” means the cumulative floating rate first preferred shares, Series D of Emera;

“Series E First Preferred Shares” means the cumulative redeemable first preferred shares, Series E of Emera;

“Series F First Preferred Shares” means the cumulative rate reset first preferred shares, Series F of Emera;

“Series G First Preferred Shares” means the cumulative floating rate first preferred shares, Series G of Emera;

“Series H First Preferred Shares” means the cumulative minimum rate reset first preferred shares, Series H of Emera;

“Series I First Preferred Shares” means the cumulative floating rate first preferred shares, Series I of Emera;

“Series J First Preferred Shares” means the cumulative minimum rate reset first preferred shares, Series J of Emera;

“Series K First Preferred Shares” means the cumulative floating rate first preferred shares, Series K of Emera;

“Series L First Preferred Shares” means the cumulative redeemable first preferred shares, Series L of Emera;

“Subordinated Notes (2024)” means the $500 million USD aggregate principal amount of 7.625% fixed-to-fixed reset rate junior subordinated notes due 2054, issued by EUSHI Finance and fully and unconditionally guaranteed by Emera and its subsidiary, Emera US Holdings Inc.;

Emera Incorporated – 2025 Annual Information Form	47

“Subordinated Notes (2025)” means the $750 million USD aggregate principal amount of 6.25% fixed-to-fixed reset rate junior subordinated Notes due 2056, issued by EUSHI Finance and fully and unconditionally guaranteed by Emera and its subsidiary, Emera US Holdings Inc.;

“TEC” means Tampa Electric Company, an integrated regulated electric utility, serving customers in West Central Florida, a wholly-owned indirect subsidiary of Emera, incorporated under the laws of the State of Florida;

“therm” means a unit of heat energy equivalent to 100,000 British thermal units (BTUs);

“TSX” means The Toronto Stock Exchange;

“UARB” means the Nova Scotia Utility and Review Board, which was replaced by the NSEB, the independent regulator of NSPI;

“USD” means U.S. dollars; and

“USGAAP” means the accounting principles which are recognized as being generally accepted and which are in effect from time to time in the U.S. as codified by the Financial Accounting Standards Board, or any successor institute.

Emera Incorporated – 2025 Annual Information Form	48

APPENDIX “B” – Summary of Terms and Conditions of Authorized Series of First Preferred Shares

As of December 31, 2025, the following series of First Preferred Shares have been authorized:

Series A, B, C, D, E, F, G, H, I, J, K and L First Preferred Shares

Holders of the First Preferred Shares are not entitled to attend any meetings of the shareholders of Emera or to vote at any such meeting, except: (i) where entitled by law; (ii) for meetings of the holders of first preferred shares as a class and holders of First Preferred Shares as a series; and (iii) in situations when Emera fails to pay, in the aggregate, eight quarterly dividends on the First Preferred Shares.

In any instance where the holders of First Preferred Shares are entitled to vote, each holder shall have one vote for each Preferred Share, subject to the restrictions described under “Share Ownership Restrictions” below.

Holders of Series A, C, F, H and J First Preferred Shares are entitled to receive fixed cumulative preferential cash dividends, as and when declared by the Board, to be reset periodically on established dates to an annualized rate equal to the sum of the then five-year Government of Canada Bond Yield, calculated at the start of the applicable five-year period, and a spread as set forth in the table below (subject, (i) in the case of the Series H preferred shares, to a fixed minimum reset of 4.90 per cent and (ii) in the case of the Series J preferred shares, to a fixed minimum reset of 4.25 per cent). Holders of the Series A, C, F, H and J First Preferred Shares have the right to convert their shares into an equal number of Series B, D, G, I and K First Preferred Shares, respectively, subject to certain conditions, on such conversion dates as set forth in the table below.

Holders of Series B, D, G, I and K First Preferred Shares will be entitled to receive floating rate cumulative preferential cash dividends, as and when declared by the Board. The dividends are payable quarterly, in the amount per share determined by multiplying the applicable quarterly floating dividend rate, which is the sum of the three-month Government of Canada T-Bill Rate, recalculated quarterly, on the applicable reset date plus a spread as set forth in the table below.

The Series A, C, F, H and J First Preferred Shares are redeemable by Emera, in whole or in part under certain circumstances by the payment of cash on the dates set forth in the table below at a price of $25.00 per share plus any accrued and unpaid dividends.

The Series B, D, G, I and K First Preferred Shares are redeemable by Emera, in whole or in part under certain circumstances after their respective initial redemption dates by payment in cash as set forth in the table below at a price equal to (i) $25.00 per share together with all accrued and unpaid dividends up to but excluding the date fixed for redemption in the case of redemptions as set out in the table below or (ii) $25.50 per share together with all accrued and unpaid dividends up to but excluding the date fixed for redemption in the case of redemptions on any other date.

Subject to certain conditions including the right of Emera to redeem, holders of the Series A, C, F, H and J First Preferred Shares, have the right to convert any or all of their Series A, C, F, H and J First Preferred Shares into an equal number of Series B, D, G, I and K First Preferred Shares, respectively. In addition, the Series A, C, F, H and J First Preferred Shares may be automatically converted by Emera into Series B, D, G, I and K First Preferred Shares, respectively if Emera determines that, following conversion by the holders, there would be less than 1,000,000 Series A, C, F, H and J First Preferred Shares outstanding, respectively.

Subject to automatic conversion conditions including the right of Emera to redeem the Series B, D, G, I and K First Preferred Shares, the holders of Series B, D, G, I and K First Preferred Shares have the right to convert any or all of their Series B, D, G, I and K First Preferred Shares into an equal number of Series A,

Emera Incorporated – 2025 Annual Information Form	49

C, F, H and J First Preferred Shares respectively. In addition, Series B, D, G, I and K First Preferred Shares may be automatically converted by Emera into Series A, C, F, H and J First Preferred Shares, respectively if Emera determines that, following conversion by the holders, there would be less than 1,000,000 Series B, D, G, I and K First Preferred Shares outstanding.

Holders of Series E First Preferred Shares will be entitled to receive fixed cumulative preferential cash dividends as and when declared by the Board in the amount of $1.125 per share per annum in perpetuity, subject to certain redemption rights. The Series E First Preferred Shares were not redeemable by the Company prior to August 18, 2018. The Series E First Preferred Shares are redeemable on or after August 18, 2018 by Emera in whole or in part, at the Company’s option without the consent of the holder, by the payment of: $26.00 per share if redeemed before August 15, 2019; $25.75 per share if redeemed on or after August 15, 2019 but before August 15, 2020; $25.50 per share if redeemed on or after August 15, 2020 but before August 15, 2021; $25.25 per share if redeemed on or after August 15, 2021 but before August 15, 2022; and $25.00 per share if redeemed on or after August 15, 2022; together, in each case, with all accrued and unpaid dividends up to but excluding the date fixed for redemption.

Holders of Series L First Preferred Shares will be entitled to receive fixed cumulative preferential cash dividends as and when declared by the Board in the amount of $1.150 per share per annum in perpetuity, subject to certain redemption rights. The Series L First Preferred Shares are not redeemable by the Company prior to November 15, 2026. The Series L First Preferred Shares are redeemable on or after November 15, 2026 by Emera in whole or in part, at the Company’s option without the consent of the holder, by the payment of: $26.00 per share if redeemed before November 15, 2027; $25.75 per share if redeemed on or after November 15, 2027 but before November 15, 2028; $25.50 per share if redeemed on or after November 15, 2028 but before November 15, 2029; $25.25 per share if redeemed on or after November 15, 2029 but before November 15, 2030; and $25.00 per share if redeemed on or after November 15, 2030; together, in each case, with all accrued and unpaid dividends up to but excluding the date fixed for redemption.

Applicable redemption, conversion, interest and reset dates and spreads are listed in the following table:

Series of First Preferred Shares	Initial Redemption / Interest Reset Date	Subsequent Redemption / Conversion / Interest Reset Dates	Spreads

Series A	August 15, 2015	August 15, 2020 and every fifth year thereafter	1.84%

Series B	August 15, 2020	August 15, 2025 (1) and every fifth year thereafter	1.84%

Series C	August 15, 2018	August 15, 2023 and every fifth year thereafter	2.65%

Series D	–	August 15, 2023 and every fifth year thereafter	2.65%

Series E	August 15, 2018	–	–

Series F	February 15, 2020	February 15, 2025 and every fifth year thereafter	2.63%

Series G	–	February 15, 2025 and every fifth year thereafter	2.63%

Series H	August 15, 2023	August 15, 2028 and every fifth year thereafter	2.54%

Series I	–	August 15, 2028 and every fifth year thereafter	2.54%

Series J	May 15, 2026	May 15, 2031 and every fifth year thereafter	3.28%

Series K	–	May 15, 2031 and every fifth year thereafter	3.28%

Series L	November 15, 2026	–	–

(1)

The Company announced on August 7, 2025 that, having taken into account all shares tendered for conversion by holders of its Series A Shares and Series B Shares, no Series A Shares would be converted into Series B Shares and all remaining Series B Shares would automatically be converted into Series A Shares on a one-for-one basis, on August 15, 2025.

Emera Incorporated – 2025 Annual Information Form	50

Series 2016-A Conversion, First Preferred Shares

The Series 2016-A Conversion, First Preferred Shares were authorized pursuant to the Hybrid Notes offering in June 2016. As at December 31, 2025, there were no Series 2016-A Conversion, First Preferred Shares issued and outstanding.

Holders of Series 2016-A Conversion, First Preferred Shares are not entitled to attend any meetings of the shareholders of Emera or to vote at any such meeting, except: (i) where entitled by law; (ii) for meetings of the holders of first preferred shares as a class and holders of Series 2016-A Conversion, First Preferred Shares as a series; and (iii) in situations when Emera fails to pay, in the aggregate, eight quarterly dividends on the Series 2016-A Conversion, First Preferred Shares.

In any instance where the holders of Series 2016-A Conversion, First Preferred Shares are entitled to vote, each holder shall have one vote for each Series 2016-A Conversion, First Preferred Share, subject to the restrictions described under “Share Ownership Restrictions” below.

Holders of each series of Series 2016-A Conversion, First Preferred Shares will be entitled to receive cumulative preferential cash dividends, if, as and when declared by the Board, at the same rate as would have accrued on the related series of Hybrid Notes (had such Hybrid Notes remained outstanding). The Series 2016-A Conversion, First Preferred Shares do not have a fixed maturity date.

The Series 2016-A Conversion, First Preferred Shares are redeemable by Emera on June 15, 2026. After that date, Emera may redeem at any time all, or from time to time any part, of the outstanding Series 2016-A Conversion, First Preferred Shares, without the consent of the holders, by the payment of an amount in cash for each such share so redeemed of USD$1,000 per share together with an amount equal to all accrued and unpaid dividends thereon.

Emera Incorporated – 2025 Annual Information Form	51

APPENDIX “C” - Monthly Trading Volume and High and Low Price for

Emera’s Common and Preferred shares in 2025

MARKET FOR SECURITIES

Common Shares

Emera’s common shares are traded on the TSX in Canada and on the NYSE in the U.S. The following table sets forth the reported high and low trading prices and trading volumes, on a monthly basis for the year ended December 31, 2025, for the common shares on the TSX and NYSE in Canadian Dollars and U.S. Dollars, respectively.

	2025 Trading Prices and Volumes – Common Shares
	TSX			NYSE
Month	High ($)	Low ($)	Volume	High ($)	Low ($)	Volume
January	55.70	51.23	33,099,278	–	–	–
February	58.73	54.36	32,367,046	–	–	–
March	61.33	57.73	21,450,064	–	–	–
April	63.13	56.59	33,710,829	–	–	–
May	63.31	59.02	31,050,919	46.00	44.55	179,896
June	63.19	60.17	19,460,734	46.14	43.90	3,332,993
July	65.35	61.33	16,635,477	47.20	44.86	1,718,652
August	67.42	64.08	20,353,250	49.01	46.51	3,181,463
September	66.80	63.17	17,496,272	48.01	45.77	3,134,395
October	69.62	66.18	25,160,873	49.77	47.36	3,054,950
November	69.09	66.19	26,874,327	49.38	46.94	3,590,135
December	68.48	64.79	17,329,037	49.51	46.87	4,736,914

Preferred Shares

Emera’s Series A First Preferred Shares; Series C First Preferred Shares; Series E First Preferred Shares; Series F First Preferred Shares; Series H First Preferred Shares; Series J First Preferred Shares; and Series L First Preferred Shares are listed on the TSX. The Series B First Preferred Shares were previously listed on the TSX prior to being converted to Series A first Preferred Shares on August 15, 2025.

The following tables set forth the reported high and low trading prices and volumes for the Series A First Preferred Shares; Series B First Preferred Shares; Series C First Preferred Shares; Series E First Preferred Shares; Series F First Preferred Shares; Series H First Preferred Shares; Series J First Preferred Shares; and Series L First Preferred Shares on a monthly basis for the year ended December 31, 2025.

	2025 Trading Prices and Volumes – First Preferred Shares
	Series A First Preferred Shares			Series B First Preferred Shares
Month	High ($)	Low ($)	Volume	High ($)	Low ($)	Volume
January	17.93	16.51	51,309	18.50	16.92	25,175
February	17.38	17.00	108,095	17.72	17.03	25,745
March	17.40	16.67	123,552	18.00	16.55	16,908
April	16.81	15.79	66,444	16.98	15.36	36,439
May	17.15	16.43	77,769	17.12	16.49	114,499
June	18.78	17.06	126,733	18.80	17.10	120,818
July	20.69	18.79	584,305	20.65	18.90	58,986
August	21.34	20.00	548,974	21.20	20.00	17,745
September	20.80	20.22	174,274	–	–	–
October	21.36	20.54	492,104	–	–	–
November	21.43	20.74	42,712	–	–	–
December	22.43	21.00	137,051	–	–	–

Emera Incorporated – 2025 Annual Information Form	52

	Series C First Preferred Shares			Series E First Preferred Shares
Month	High ($)	Low ($)	Volume	High ($)	Low ($)	Volume
January	24.07	23.50	172,231	19.36	18.58	63,057
February	23.88	23.41	76,031	19.46	18.65	58,557
March	23.68	22.62	201,659	19.85	19.15	123,450
April	23.80	21.47	291,045	19.64	18.12	46,539
May	24.23	22.75	109,708	19.45	18.64	29,625
June	24.65	24.00	59,350	19.49	18.90	36,607
July	24.84	24.30	125,517	20.22	19.25	64,057
August	24.67	24.08	101,173	20.31	19.48	193,531
September	25.18	24.60	156,476	20.78	20.15	176,421
October	25.49	24.86	222,708	21.20	20.30	43,256
November	25.49	24.60	120,358	21.09	19.39	102,045
December	25.49	25.00	80,992	20.82	19.97	51,776

	Series F First Preferred Shares			Series H First Preferred Shares
Month	High ($)	Low ($)	Volume	High ($)	Low ($)	Volume
January	22.80	21.25	136,635	25.00	23.99	173,497
February	22.60	21.87	380,040	24.73	23.98	369.491
March	22.45	21.70	181,148	24.51	23.71	76,417
April	22.00	20.30	144,011	24.70	21.58	119,264
May	22.41	21.20	443,862	24.97	23.65	216,571
June	23.54	22.42	94,457	25.06	24.72	63,101
July	24.39	23.50	70,932	25.40	24.99	98,841
August	24.45	23.99	163,419	25.25	24.71	92,174
September	24.39	24.00	298,048	25.50	24.97	103,529
October	24.89	24.25	65,589	25.47	25.01	96,715
November	24.99	24.16	77,840	25.47	24.61	94,624
December	25.44	24.46	365,860	26.02	24.99	71,710

	Series J First Preferred Shares			Series L First Preferred Shares
Month	High ($)	Low ($)	Volume	High ($)	Low ($)	Volume
January	24.10	22.80	46,224	19.55	18.99	133,744
February	24.18	23.39	188,647	19.76	19.05	72,045
March	23.95	23.25	21,725	20.21	19.59	71,469
April	23.75	21.43	107,149	19.93	18.50	57,885
May	24.30	22.64	41,194	19.56	19.11	22,862
June	24.60	23.86	53,983	19.65	18.99	124,829
July	25.14	24.27	75,704	20.44	19.50	86,265
August	25.01	24.72	162,646	20.70	19.91	162,621
September	25.10	24.74	93,421	20.95	20.40	205,918
October	25.33	25.00	144,766	21.41	20.39	60,630
November	25.51	25.05	580,435	21.24	19.26	157,465
December	25.44	25.02	133,082	20.66	20.22	82,893

Depository Receipts

The Barbados DRs are traded on the BSE and the Bahamas DRs are traded on the BISX. The monthly trading volumes, if any, for each of the Barbados DRs and the Bahamas DRs are not material.

Emera Incorporated – 2025 Annual Information Form	53

APPENDIX “D”

EMERA INCORPORATED AUDIT COMMITTEE CHARTER

May 2025

EMERA INCORPORATED

AUDIT COMMITTEE

CHARTER

PART I

MANDATE AND RESPONSIBILITIES

Committee Purpose

There shall be a committee of the Board of Directors (the “Board”) of Emera Inc. (“Emera”) which shall be known as the Audit Committee (the “Committee”). The Committee shall assist the Board in discharging its oversight responsibilities concerning:

-	the quality and integrity of Emera’s financial statements;
-	the effectiveness of Emera’s internal control systems over financial reporting;
-	the internal audit and assurance process;
-	the qualifications, independence and performance of the external auditors;
-	major financial risk exposures;
-	Emera’s compliance with legal requirements and securities regulations in respect of financial statements and financial reporting; and
-	any other duties set out in this Charter or delegated to the Committee by the Board.

1.	Financial Reporting

(a)	The Committee shall review and assess the completeness and clarity of, and recommend Board approval of:

(i)	the audited annual financial statements of Emera, and all related Management’s Discussion and Analysis, and earnings;

(ii)	any documents containing Emera’s audited financial statements; and,

(iii)	the quarterly financial statements, and all related Management’s Discussion and Analysis.

In doing so, the Committee shall discuss the above with management and Emera’s external auditors.

(b)

The Committee shall discuss with management any earnings press releases or other press releases containing financial information, as well as any financial information and earnings guidance provided by management to analysts and ratings agencies. Such discussions may be in general terms and may occur after the issuance of such press releases or the disclosure of such financial information or earnings guidance in situations where it is impractical for management to discuss with the Committee beforehand.

Emera Incorporated – 2025 Annual Information Form	54

EMERA INCORPORATED

AUDIT COMMITTEE

CHARTER

(c)	The Board may delegate the approval of the quarterly financial statements, all related Management’s Discussion and Analysis, and earnings press releases to the Committee.

(d)	The Committee shall oversee and assess that adequate procedures are in place for the review of public disclosure of financial information.

2.	External Auditors

(a)

The Committee shall evaluate and recommend to the Board the external auditor to be nominated for the purpose of preparing or issuing the auditor’s report or performing other audit, review, or attest services for Emera, and the compensation of such external auditors.

(b)

Once appointed, the external auditor shall report directly to the Committee, and the Committee shall oversee the work of the external auditor concerning the preparation or issuance of the auditor’s report or the performance of other audit, review or attest services for Emera.

(c)	The Committee shall be responsible for resolving disagreements between management and the external auditor concerning financial reporting.

(d)

At least annually, the Committee shall obtain and review a report by the external auditors describing: (i) the firm’s internal quality control procedures; (ii) any material issues raised by the most recent internal quality control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, with respect to one or more external audits carried out by the firm, and any steps taken to deal with any such issues; and (iii) all relationships between the external auditors and Emera (to assess the auditors’ independence).

(e)	The Committee shall annually evaluate the auditors’, including the lead audit partner’s, qualifications, performance, professional skepticism and independence.

(f)

The Committee shall determine that the external audit firm has a process in place to address the rotation of the lead audit partner and other audit partners serving the account as required under prescribed independence rules.

(g)

Every five (5) years, the Committee shall perform a comprehensive review of the performance of the external auditors over multiple years to provide further insight on the audit firm, its independence and application of professional standards.

(h)

The Committee will review differences that were noted or proposed by the external auditors, but that were considered immaterial or insignificant; and any “management” or “internal control” letter issued, or proposed to be issued.

Emera Incorporated – 2025 Annual Information Form	55

EMERA INCORPORATED

AUDIT COMMITTEE

CHARTER

3.	Non-Audit Services

(a)	The Committee shall be responsible for reviewing and pre-approving all non-audit services to be provided to Emera, or any of its subsidiaries, by the external auditor.

(b)

The Committee may establish specific policies and procedures concerning the performance of non-audit services by the external auditor so long as the requirements of applicable legislation and regulation are satisfied.

(c)

In accordance with policies and procedures established by the Committee, and applicable legislation and regulation, the Committee may delegate the pre-approval of non-audit services to a member of the Committee or a sub-committee thereof.

4.	Oversight and Monitoring of Audits

(a)

The Committee shall meet with the external auditor prior to the audit to discuss the planning and staffing of the audit, including the general approach, scope, areas subject to significant risk of material misstatement, estimated fees and other terms of engagement.

(b)

The Committee shall discuss with the external auditor any issues that arise with Management or the internal auditors during the course of the audit and the adequacy of Management’s responses in addressing audit-related deficiencies.

(c)

The Committee shall regularly review with the external auditors any audit problems or difficulties encountered during the course of the audit work, including any restrictions on the scope of the external auditors’ activities or access to requested information, and Management’s response.

(d)	The Committee shall review with Management the results of internal and external audits.

(e)

The Committee shall take such other reasonable steps as it may deem necessary to oversee that the audit was conducted in a manner consistent with applicable legal requirements and auditing standards of applicable professional or regulatory bodies.

5.	Oversight and Review of Accounting Principles and Practices

The Committee shall oversee, review and discuss with Management, the external auditor and the internal auditors:

(a)

the quality, appropriateness and acceptability of Emera’s accounting principles and practices used in its financial reporting, changes in Emera’s accounting principles or practices and the application of particular accounting principles and disclosure practices by Management to new transactions or events;

(b)

all significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including the effects of alternative methods within U.S. generally accepted accounting principles (“U.S. GAAP”) on the financial statements

Emera Incorporated – 2025 Annual Information Form	56

EMERA INCORPORATED

AUDIT COMMITTEE

CHARTER

and any “other opinions” sought by Management from an independent auditor, other than the Company’s external auditors, with respect to the accounting treatment of a particular item, and other material written communications between the external auditors and management;

(c)	disagreements between Management and the external auditor or the internal auditors regarding the application of any accounting principles or practices;

(d)

any material change to Emera’s auditing and accounting principles and practices as recommended by Management, the external auditor or the internal auditors or which may result from proposed changes to U.S. GAAP;

(e)	the effect of regulatory and accounting initiatives on Emera’s financial statements and other financial disclosures;

(f)

any reserves, accruals, provisions, estimates or Management programs and policies, including factors that affect asset and liability carrying values and the timing of revenue and expense recognition, that may have a material effect upon the financial statements of Emera;

(g)

the use of special purpose entities and the business purpose and economic effect of off-balance sheet transactions, arrangements, obligations, guarantees and other relationships of Emera and their impact on the reported financial results of Emera;

(h)

any legal matter, claim or contingency that could have a significant impact on the financial statements, Emera’s compliance policies and any material reports, inquiries or other correspondence received from regulators or governmental agencies and the manner in which any such legal matter, claim or contingency has been disclosed in Emera’s financial statements; and

(i)	the treatment for financial reporting purposes of any significant transactions which are not a normal part of Emera’s operations.

6.	Hiring Policies

The Committee shall review and approve Emera’s hiring policy concerning partners or employees, as well as former partners and employees, of the present or former external auditors of Emera.

7.	Pension Plans

The Committee shall exercise oversight of the pension plans in accordance with the Pension Oversight Framework adopted by Emera.

8.	Oversight of Finance Matters

(a)	The Committee shall review the appointments of key financial executives involved in the financial reporting process of Emera, including the Chief Financial Officer.

Emera Incorporated – 2025 Annual Information Form	57

EMERA INCORPORATED

AUDIT COMMITTEE

CHARTER

(b)

The Committee may request for review, and shall receive when requested, material tax policies and tax planning initiatives, tax payments and reporting and any pending tax audits or assessments. The Committee shall review Emera’s compliance with tax and financial reporting laws and regulations.

(c)

The Committee shall meet at least annually with Management to review and discuss Emera’s major financial risk exposures and the policy steps Management has taken to monitor and control such exposures, including the use of financial derivatives, hedging activities, and credit and trading risks.

(d)

The Committee may review any investments or transactions that the Committee wishes to review, or which the internal or external auditor, or any officer of Emera, may bring to the attention of the Committee within the context of this charter.

(e)	The Committee shall review financial information of material subsidiaries of Emera and any auditor recommendations concerning such subsidiaries.

(f)

The Committee shall review and oversee all related party transactions required to be disclosed pursuant to Canadian securities laws for potential conflicts of interest and will prohibit such a transaction if it determines that it creates a conflict that is potentially detrimental to the interests of Emera and its shareholders. In addition, the Committee may also initiate a review of any and all related party transactions required to be disclosed pursuant to any accounting standards that are permitted under applicable securities laws for the purposes of determining whether appropriate disclosures have been made.

9.	Internal Controls

The Committee shall oversee:

(a)

the adequacy and effectiveness of the Company’s internal accounting and financial controls and the recommendations of Management, the external auditor and the internal auditors for the improvement of accounting practices and internal controls; and

(b)	management’s compliance with the Company’s processes, procedures and internal controls.

In exercising such oversight, the Committee shall review and discuss each of the foregoing with Management, the external auditor and the internal auditor.

The Committee will carry out the following specific duties:

(c)

Review and discuss with the Chief Executive Officer and the Chief Financial Officer the procedures undertaken in connection with the Chief Executive Officer and Chief Financial Officer certifications for the annual and interim filings with applicable securities regulatory authorities.

Emera Incorporated – 2025 Annual Information Form	58

EMERA INCORPORATED

AUDIT COMMITTEE

CHARTER

(d)

Review disclosures made by Emera’s Chief Executive Officer and Chief Financial Officer during their certification process for the annual and interim filing with applicable securities regulatory authorities about any significant deficiencies in the design or operation of internal controls which could adversely affect Emera’s ability to record, process, summarize and report financial data or any material weaknesses in the internal controls, and any fraud involving management or other employees who have a significant role in the Emera’s internal controls.

(e)

Discuss with Emera’s Chief Legal Officer at least annually any legal matters that may have a material impact on the financial statements, operations, assets or compliance policies and any material reports or inquiries received by Emera or any of its subsidiaries from regulators or governmental agencies.

10.	Internal Auditor

(a)

The lead internal auditor shall report directly to the Committee. The Committee shall approve the appointment, removal and replacement of the lead internal auditor. The Committee shall approve the remuneration of the lead internal auditor on appointment.

(b)

The Committee shall review and approve the internal audit plan, including activities, organizational structure, staffing, qualifications and budget, and shall review all major changes to the plan. The Committee shall review and discuss with the internal auditor the scope, progress, and results of executing the internal audit plan. The Committee shall receive reports on the status of significant findings, recommendations, and management’s responses.

(c)

The Committee shall meet periodically with the internal auditor to discuss the progress of their activities, any significant findings stemming from internal audits, any issues that arise with Management, and the adequacy of Management’s responses in addressing audit-related deficiencies.

(d)

The Committee shall obtain from the internal auditor and review summaries of the significant reports to Management prepared by the internal auditor, and the actual reports if requested by the Committee, and Management’s responses to such reports.

(e)	The Committee shall annually receive and review a report on the Chief Executive Officers’ expense accounts.

(f)

The Committee may communicate with the internal auditor with respect to their reports and recommendations, the extent to which prior recommendations have been implemented and any other matters that the internal auditor brings to the attention of the Committee.

(g)

The Committee shall, at least annually, approve the internal audit charter. The internal auditor shall confirm to the Committee annually that the function adheres to applicable professional standards. The Committee may provide feedback on the performance of the lead internal auditor as deemed necessary.

Emera Incorporated – 2025 Annual Information Form	59

EMERA INCORPORATED

AUDIT COMMITTEE

CHARTER

(h)

The Committee shall, at least annually, review the independence of the internal audit function and shall make recommendations to the Board on appropriate actions to be taken which the Committee deems necessary to protect and enhance the independence of the internal audit function.

(i)

The Committee shall review the results of an external assessment, performed every five years by a qualified independent assessor or assessment team, of the internal audit function in conformance with Global Internal Audit Standards.

11.	Complaints

The Committee shall oversee procedures relating to the receipt, retention, and treatment of complaints received concerning accounting, internal accounting controls, or auditing matters. The Committee shall also review procedures concerning the confidential, anonymous submission of concerns by Emera’s employees relating to questionable accounting or auditing matters. Without limiting the foregoing, the Committee shall receive periodic ethics updates under Emera’s Code of Conduct which relate to matters within the scope of responsibility of the Committee as defined in this Charter, and the Committee shall review the related activities within that scope under Emera’s Ethics Program, such as financial reporting, accounting and auditing, business integrity, and corporate assets and infrastructure.

12.	Other Responsibilities

The Committee shall:

(a)	Periodically review Management’s process for identifying non-compliance with legal and regulatory requirements;

(b)	Annually receive and review a report on executive officers’ compliance with the Company’s Code of Conduct;

(c)	Annually provide feedback on the performance of the Chief Financial Officer;

(d)

Review actions taken by the Company to identify and manage risks related to the Audit Committee mandate, including Primary Enterprise Risks, which may have the potential to adversely impact the Company’s operations, strategy or reputation; and

(e)	Perform such other duties and exercise such powers as may be directed or delegated to the Committee by the Board.

13.	Limitation on Authority

Nothing articulated herein is intended to assign to the Committee the Board’s responsibility to oversee Emera’s compliance with applicable laws or regulations or to expand applicable standards of liability under statutory or regulatory requirements for the Directors or the members of the Committee.

Emera Incorporated – 2025 Annual Information Form	60

EMERA INCORPORATED

AUDIT COMMITTEE

CHARTER

PART II

COMPOSITION

14.	Composition

(a)

Emera’s Articles of Association require that the Committee shall be comprised of no less than three directors none of whom may be officers or employees of Emera nor may they be an officer or employee of any affiliate of Emera. In addition, all members of the Committee shall be independent as required by applicable legislation.

(b)

The Board shall appoint members to the Committee who are financially literate, as required by applicable legislation and stock exchange rules, which at a minimum requires that Committee members have the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by Emera’s financial statements. In addition, at least one member of the Committee shall be an Audit Committee Financial Expert (as defined below).

(c)

Committee members shall be appointed at the Board meeting following the election of Directors at Emera’s annual shareholders’ meeting and membership may be based upon the recommendation of the Nominating and Corporate Governance Committee.

(d)

Pursuant to Emera’s Articles of Association, the Board may appoint, remove, or replace any member of the Committee at any time, and a member of the Committee shall cease to be a member of the Committee upon ceasing to be a Director. Subject to the foregoing, each member of the Committee shall hold office as such until the next annual meeting of shareholders after the member’s appointment to the Committee.

(e)	The Secretary of the Committee shall advise Emera’s internal and external auditors of the names of the members of the Committee promptly following their election.

PART III

COMMITTEE PROCEDURE

15.	Meetings

(a)	Meetings of the Committee may be called by the Chair or at the request of any member. The Committee shall meet at least quarterly.

(b)	The timing and location of meetings of the Committee, and the calling of and procedure at any such meeting, shall be determined from time to time by the Committee.

(c)	Emera’s internal and external auditors shall be notified of all meetings of the Committee and shall have the right to appear before and be heard by the Committee.

Emera Incorporated – 2025 Annual Information Form	61

EMERA INCORPORATED

AUDIT COMMITTEE

CHARTER

(d)

Emera’s internal or external auditors may request the Chair of the Committee to consider any matters which the internal or external auditors believe should be brought to the attention of the Committee or the Board.

16.	Separate Sessions

(a)

The Committee Chair shall meet periodically with the Chief Financial Officer, the lead internal auditor and the external auditor in separate executive sessions to discuss any matters that the Committee or each of these groups believes should be discussed privately.

(b)	The Chief Financial Officer, the lead internal auditor and the external auditor shall have access to the Committee to bring forward matters requiring its attention.

(c)	The Committee shall meet periodically without Management present.

17.	Quorum

A majority of the members of the Committee present in person, by teleconferencing, or by videoconferencing, or by a combination thereof, will constitute a quorum.

18.	Chair

Pursuant to Emera’s Articles of Association, the Committee shall choose one of its members to act as Chair of the Committee, which person shall not be the Chair of Nova Scotia Power Inc.’s Audit Committee. In selecting a Committee Chair, the Committee may consider any recommendation made by the Nominating and Corporate Governance Committee.

19.	Secretary and Minutes

Pursuant to Emera’s Articles of Association, the Corporate Secretary of Emera shall act as the Secretary of the Committee. Emera’s Articles of Association require that the Minutes of the Committee be in writing and duly entered into Emera’s records, and the Minutes shall be circulated to all members of the Committee. The Secretary shall maintain all Committee records.

20.	Board Relationships and Reporting

The Committee shall:

(a)	Review annually the Committee’s Charter and complete an annual performance evaluation of the Committee;

(b)

Oversee the appropriate disclosure of the Committee’s Charter as well as other information concerning the Committee which is required to be disclosed by applicable legislation in Emera’s Annual Information Form and any other applicable disclosure documents;

Emera Incorporated – 2025 Annual Information Form	62

EMERA INCORPORATED

AUDIT COMMITTEE

CHARTER

(c)

Report to the Board at the next following board meeting on any meeting held by the Committee, and as required, regularly report to the Board on Committee activities, issues, and related recommendations; and

(d)	Maintain free and open communication between the Committee, the external auditors, internal auditors, and Management, and determine that all parties are aware of their responsibilities.

21.	Powers

The Committee shall:

(a)

examine and consider such other matters, and meet with such persons, in connection with the internal or external audit of Emera’s accounts, which the Committee in its discretion determines to be advisable;

(b)	have the authority to communicate directly with the internal and external auditors; and

(c)

have the right to inspect all records of Emera or its affiliates and may elect to discuss such records, or any matters relating to the financial affairs of Emera with the officers or auditors of Emera and its affiliates.

22.	Experts and Advisors

The Committee may, in consultation with the Chairman of the Board, engage and compensate any outside adviser that it determines necessary in order to carry out its duties.

23.	Funding

Emera will ensure the Committee has appropriate funding, as determined by the Committee, for payment of (1) compensation to any registered public accounting firm (including its external auditors) engaged to prepare or issue an audit report or perform other audit, review or attest services; (2) compensation to any independent counsel or other advisers, as the Committee determines necessary to carry out its duties; (3) and ordinary administrative expenses of the Committee.

24.	Definitions

“Audit Committee Financial Expert” means a person who has the following attributes:

(a)	an understanding of U.S. GAAP and financial statements;

(b)	the ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves;

(c)	experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to

Emera Incorporated – 2025 Annual Information Form	63

EMERA INCORPORATED

AUDIT COMMITTEE

CHARTER

the breadth and complexity of issues that can reasonably be expected to be raised by Emera’s financial statements, or experience actively supervising one or more persons engaged in such activities;

(d)	an understanding of internal controls and procedures for financial reporting; and

(e)	an understanding of audit committee functions, acquired through any one or more of the following:

(i)

education and experience as a principal financial officer, principal accounting officer, controller, public accountant or auditor or experience in one or more positions that involve the performance of similar functions;

(ii)	experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person performing similar functions;

(iii)	experience overseeing or assessing the performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements; or

(iv)	other relevant experience.

Emera Incorporated – 2025 Annual Information Form	64